                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 24)

                           Morgan Stanley Group Inc.
                           -------------------------
                               (Name of Issuer)

                         Common Stock, $1.00 par value
                        ------------------------------
                        (Title of Class of Securities)

                                  617446 10 9
                                 -------------
                                (CUSIP Number)

                            Jonathan M. Clark, Esq.
                         General Counsel and Secretary
                           Morgan Stanley Group Inc.
                                 1585 Broadway
                              New York, NY 10036
                                (212) 761-4000
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                January 2, 1996
            -------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the following box: [ ] Check the following box if a fee is being paid with this statement: [ ]

                                --------------
                                 SCHEDULE 13D
                                --------------

--------------------
CUSIP NO. 617446109
--------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. or I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON
      Richard B. Fisher
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      00
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          less than 1%
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             59,258,392
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          2-3%
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      59,260,876
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      35.4
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IN
------------------------------------------------------------------------------

                                --------------
                                 SCHEDULE 13D
                                --------------

--------------------
CUSIP NO. 617446109
--------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. or I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON
      John J. Mack
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      00
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          less than 1%
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             59,258,392
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          1-2%
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      59,260,876
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      35.4
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IN
------------------------------------------------------------------------------

                                --------------
                                 SCHEDULE 13D
                                --------------

--------------------
CUSIP NO. 617446109
--------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. or I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON
      Barton M. Biggs
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      00
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          less than 1%
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             59,258,392
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          1-2%
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      59,260,838
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      35.4
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IN
------------------------------------------------------------------------------

                                --------------
                                 SCHEDULE 13D
                                --------------

--------------------
CUSIP NO. 617446109
--------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. or I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON

      Each of the persons described on Appendix A.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
      (Applies to each person listed on Appendix A)
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      00 (Applies to each person listed on Appendix A)
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
      (Applies to each person listed on Appendix A)
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      As stated on Appendix A
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            less than 1%  (Applies to each person
                                        listed on Appendix A)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          59,258,392    (Applies to each person
     OWNED BY                           listed on Appendix A)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             less than 1%  (Applies to each person
                                        listed on Appendix A)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      As stated on Appendix A.
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      (Applies to each person listed on Appendix A)      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      As stated on Appendix
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IN  (Applies to each person listed on Appendix A)
------------------------------------------------------------------------------

LINE 1                                                       LINE 6            LINE 11           LINE 13
-----------------------------------------------------------------------------------------------------------------
                                                                             AGGREGATE      PERCENT OF CLASS
                                                                               AMOUNT         REPRESENTED BY
NAME                                                      CITIZENSHIP     BENEFICIALLY HELD   AMOUNT IN LINE 11
-----------------------------------------------------------------------------------------------------------------
AARON, DEBRA  M.                                               USA         59,259,788            35.4%
ABDEL-MEGUID, TAREK  F.                                        USA         59,260,074            35.4%
ABE, MITSUHIRO                                                Japan        59,258,392            35.4%
ABOURACHED,  CHARBEL  E.                                       USA         59,259,434            35.4%
ABRAMOVITZ,  DEBRA                                             USA         59,259,498            35.4%
ACKERMAN III, WARREN                                           USA         59,258,618            35.4%
ADAIR, BARRY  L.                                               USA         59,273,806            35.4%
ADAMS,  JOHN  C.                                               USA         59,259,448            35.4%
ADAMS, NICHOLAS                                                 UK         59,258,392            35.4%
AINSWORTH, DAVID N.                                             UK         59,258,392            35.4%
AIRO,  ROBERT                                                  USA         59,259,302            35.4%
ALARCO, SANTIAGO                                              Spain        59,258,392            35.4%
ALBANESE, TOMMASO MATTEO                                      Italy        59,258,392            35.4%
ALBERS,  ALEXANDRIA                                            USA         59,259,576            35.4%
ALKIRE, JOHN  R.                                               USA         59,259,238            35.4%
ALLEN, PETER  G.                                               USA         59,260,312            35.4%
ALLEY, STEVEN  J.                                              USA         59,259,622            35.4%
ALLWIN, JAMES  M.                                              USA         59,260,684            35.4%
ALTOMARE, GERALD C.                                            USA         59,258,392            35.4%
AMATO, DANIELLE  D.                                            USA         59,259,462            35.4%
ANDA, JON  A.                                                  USA         59,259,826            35.4%
ANDERSON, STEPHEN  P.                                          USA         59,258,540            35.4%
ANDRYC, PHILIP  J.                                             USA         59,260,350            35.4%
ANFANG,  RICHARD  L.                                           USA         59,259,448            35.4%
ANGEVINE, ROBERT  E.                                           USA         59,259,886            35.4%
ARMITAGE,  MICHAEL  R.                                          UK         59,260,094            35.4%
ARMSTRONG, ARDEN C.                                            USA         59,258,392            35.4%
ARMSTRONG, R.  MICHAEL                                         USA         59,259,332            35.4%
ASHIZAWA, KATSUSHIRO                                          Japan        59,258,392            35.4%
ASPREM,  MADS  MICHAEL                                       Denmark       59,258,468            35.4%
ATKINS,  CHARLES  N.                                           USA         59,259,184            35.4%
ATKINS,  WILLIAM  JOHN                                          UK         59,258,392            35.4%
ATKINSON,  RICHARD  N.                                          UK         59,260,252            35.4%
ATWELL, R.  WAYNE                                              USA         59,259,318            35.4%
AUERBACH,NEIL Z.                                               USA         59,258,436            35.4%
BAIRD, STEPHEN  W.                                             USA         59,260,738            35.4%
BAKER, DAVID  M.                                               USA         59,259,160            35.4%
BANDEEN, R.  DEREK                                            Canada       59,259,596            35.4%
BARANCIK, GARY  S.                                             USA         59,259,376            35.4%
BARBER, RICHARD  T.                                            USA         59,259,702            35.4%
BARDEN, ROBERT  A.                                             USA         59,259,490            35.4%
BARDWELL, TIMOTHY  J.                                           UK         59,259,790            35.4%
BARKER,  RODNEY  J.                                             UK         59,258,392            35.4%
BARNETT,  PHILLIP  S.                                          USA         59,259,306            35.4%
BAROUDI,  JACK  J.                                             USA         59,258,542            35.4%
BARRETT,  DAVID  J.                                            USA         59,259,418            35.4%

LINE 1                                               LINE 6          LINE 11           LINE 13
-----------------------------------------------------------------------------------------------------
                                                                   AGGREGATE       PERCENT OF CLASS
                                                                     AMOUNT          REPRESENTED BY
NAME                                               CITIZENSHIP   BENEFICIALLY HELD  AMOUNT IN LINE 11
-----------------------------------------------------------------------------------------------------
BARRETT, TIMOTHY                                          UK         59,258,392         35.4%
BARTH-WEHRENALP,  GERALD  P.                             USA         59,259,606         35.4%
BARTLETT,  MICHAEL E.                                     UK         59,258,392         35.4%
BASES, EDWARD H.                                         USA         59,259,260         35.4%
BASIROV,  OLGA  A.                                        UK         59,258,392         35.4%
BAUER,  DAVID  S.                                        USA         59,258,506         35.4%
BAYER, JEROME  W.                                        USA         59,259,702         35.4%
BEARDEN,  DAVID  A.                                      USA         59,259,326         35.4%
BECHTEL, KAREN  H.                                       USA         59,260,616         35.4%
BECKER, GLENN E.                                         USA         59,258,392         35.4%
BEDELL, JAMES  M.                                        USA         59,259,148         35.4%
BEJJANI, GHASSAN J.                                    Lebanon       59,259,300         35.4%
BELL, JAMES  J.                                          USA         59,259,068         35.4%
BENARDETE, STEVEN  M.                                    USA         59,262,962         35.4%
BENET, LINCOLN E.                                        USA         59,259,280         35.4%
BENNETT, THOMAS L.                                       USA         59,258,392         35.4%
BERCHTOLD, MICHAEL  J.                                   USA         59,259,376         35.4%
BERGMAN, BARRY                                           USA         59,259,432         35.4%
BERGMAN, JEROME                                          USA         59,259,518         35.4%
BERLER,  MATTHEW K.                                      USA         59,258,612         35.4%
BERNER III, ROBERT  L.                                   USA         59,259,422         35.4%
BIANCO, FRANK                                            USA         59,259,582         35.4%
BIERT, GISEP                                         Switzerland     59,258,392         35.4%
BILLINGS, MARK  B.                                       USA         59,259,316         35.4%
BILOTTI JR, RICHARD  A.                                  USA         59,258,392         35.4%
BILSBY,  KEVIN  A.                                        UK         59,259,346         35.4%
BIRDSALL,  JOHN  S.                                      USA         59,259,508         35.4%
BIRNBAUM, JEFFREY M.                                     USA         59,258,812         35.4%
BLACK MACKINNON, SUSAN  L.                               USA         59,259,666         35.4%
BLAIN, PAUL  F.                                           UK         59,266,308         35.4%
BLAIR, DAVID  H.                                         USA         59,260,322         35.4%
BLAIS,  WILLIAM  L.                                      USA         59,260,110         35.4%
BLUM,  JON  E.                                           USA         59,258,666         35.4%
BLUMSTEIN, MICHAEL  W.                                   USA         59,259,054         35.4%
BODSON, MICHAEL  C.                                      USA         59,259,598         35.4%
BOHL, THERESA  J.                                        USA         59,259,622         35.4%
BOIARSKY,  ROBERT                                        USA         59,259,068         35.4%
BOK, SCOTT  L.                                           USA         59,259,580         35.4%
BOOTH, DAVID                                             USA         59,259,642         35.4%
BOPP, WALTER  S.                                         USA         59,260,414         35.4%
BOROSH,  DAVID  A.                                       USA         59,258,894         35.4%
BOSCO, ANTHONY  B.                                       USA         59,259,462         35.4%
BOUCHER  II,  CHARLES  L.                                USA         59,259,008         35.4%
BOUTROS,  GEORGE  F.                                   Lebanon       59,259,526         35.4%
BOUYOUCOS, PETER J.                                      USA         59,258,392         35.4%
BOVICH, FRANCINE  J.                                     USA         59,258,808         35.4%

LINE 1                                               LINE 6       LINE 11              LINE 13
-----------------------------------------------------------------------------------------------------
                                                                  AGGREGATE         PERCENT OF CLASS
                                                                    AMOUNT           REPRESENTED BY
NAME                                             CITIZENSHIP  BENEFICIALLY HELD    AMOUNT IN LINE 11
-----------------------------------------------------------------------------------------------------
BRADFORD, LESLIE  EMBS                                 USA         59,260,556             35.4%
BRADLEY, MARK H.                                       USA         59,259,118             35.4%
BRAKEBILL, SCOTT  R.                                   USA         59,259,826             35.4%
BRENNAN, DONALD  PATRICK                               USA         59,260,876             35.4%
BRENNER, ANDREW F.                                     USA         59,259,088             35.4%
BRESLOW,  STUART  J.M.                                 USA         59,259,618             35.4%
BREWER, SIMON                                           UK         59,258,392             35.4%
BRICKMAN,  KEITH  D.                                   USA         59,258,940             35.4%
BRIERWOOD, DAVID  C.                                    UK         59,268,378             35.4%
BRILLE, BRIAN  J.                                      USA         59,259,376             35.4%
BROBERG, CHRISTIAN  P.                               Denmark       59,258,392             35.4%
BROCK, WILLIAM  G.                                   Canada        59,283,584             35.5%
BROLLEY, KEVIN                                         USA         59,259,164             35.4%
BROOKE, PAUL  A.                                       USA         59,260,322             35.4%
BROWN,  ERNEST  W.                                     USA         59,258,658             35.4%
BROWN, ANDREW C.                                       USA         59,258,624             35.4%
BROWN, DOUGLAS  L.                                     USA         59,258,906             35.4%
BROWN, JEFFRY  P.                                      USA         59,259,554             35.4%
BROWN, KEITH                                            UK         59,270,900             35.4%
BROWN, RANDOLPH B.                                     USA         59,258,574             35.4%
BROWNE, KEVIN  J.                                      USA         59,259,628             35.4%
BRUNDLER, ADOLF                                     Switzerland    59,258,392             35.4%
BRYANT, MALCOLM  P.                                     UK         59,260,654             35.4%
BRYCE, COLIN                                            UK         59,261,930             35.4%
BUCK, LEE  M.                                          USA         59,265,232             35.4%
BUECHTER, MARKUS                                     Germany       59,258,392             35.4%
BULCHANDANI,  RAVI  A.                                India        59,258,552             35.4%
BUNCHE  JR,  RALPH  J.                                 USA         59,262,148             35.4%
BUOBOLO, ANTHONY J.                                    USA         59,259,506             35.4%
BURDICK, LEIGH S.                                      USA         59,258,790             35.4%
BURIAN,  SANFORD  F.                                   USA         59,259,450             35.4%
BURKE, LAUREN  M.                                      USA         59,258,464             35.4%
BURNS, DENNIS  J.                                      USA         59,260,414             35.4%
BUSCH,  MAY  C.                                        USA         59,259,490             35.4%
BYRD, CAREN                                            USA         59,259,502             35.4%
CAFFREY, TIMOTHY J.                                    USA         59,259,072             35.4%
CAHILL JR., THOMAS F.                                  USA         59,258,920             35.4%
CALDECOTT, P. DOMINIC                                   UK         59,271,768             35.4%
CALLAHAN, DANIEL  H.                                   USA         59,258,596             35.4%
CAMPION, FRANCES                                     Ireland       59,258,392             35.4%
CAPPUCCI, GUY  T.                                      USA         59,259,266             35.4%
CAPUTO, A.  MACDONALD                                  USA         59,260,684             35.4%
CARACAPPA,  MARY                                       USA         59,259,154             35.4%
CAREY, JAMES  P.                                       USA         59,259,732             35.4%
CARLETON, BRUCE  T.                                    USA         59,260,386             35.4%
CARLIN, JANE  D.                                       USA         59,259,506             35.4%

LINE 1                                             LINE 6         LINE 11          LINE 13
---------------------------------------------------------------------------------------------------
                                                                  AGGREGATE       PERCENT OF CLASS
                                                                   AMOUNT          REPRESENTED BY
NAME                                             CITIZENSHIP  BENEFICIALLY HELD   AMOUNT IN LINE 11
---------------------------------------------------------------------------------------------------
CARLTON, PAMELA  G.                                    USA         59,259,554          35.4%
CARMICHAEL, TERENCE  P.                                USA         59,259,606          35.4%
CARR JR,  LOUIS  J.                                    USA         59,260,722          35.4%
CARRARA  JR, MATTHEW  A.                               USA         59,259,146          35.4%
CARROLL, ALLAN R.                                      USA         59,258,392          35.4%
CARROLL JR,  JESSE  L.                                 USA         59,271,020          35.4%
CARROLL, DAVID  C.                                     USA         59,259,326          35.4%
CARROLL, JOHN E.                                       USA         59,258,496          35.4%
CARUSO, CHRISTOPHER  J.                                USA         59,259,576          35.4%
CASSEDY, MICHAEL  J.                                   USA         59,259,988          35.4%
CASSOU, BEATRICE  M.                                   USA         59,259,376          35.4%
CASTELLANO, RICHARD  R.                                USA         59,259,788          35.4%
CAUFIELD, PATRICK J.                                   USA         59,258,392          35.4%
CAWSEY,  RICHARD                                    Australia      59,258,392          35.4%
CERTOSIMO, ARTHUR                                      USA         59,258,392          35.4%
CHAMBERLAIN, PAUL E.                                   USA         59,259,132          35.4%
CHAMBERLAIN, STEPHEN  P.                                UK         59,265,624          35.4%
CHAMMAH, WALID  A.                                   Lebanon       59,258,770          35.4%
CHAN,  OLIVER  S.                                      USA         59,259,204          35.4%
CHAN, JOE  M.F.                                     Hong Kong      59,259,344          35.4%
CHANDLER, ELIZABETH R.                                 USA         59,258,920          35.4%
CHASIN,  CHARLES                                       USA         59,259,498          35.4%
CHENEVIX-TRENCH,  JONATHAN                              UK         59,260,918          35.4%
CHENG, JAMES  K.K.                                  Malaysia       59,258,392          35.4%
CHESTER III,  JOHN  E.                                 USA         59,259,562          35.4%
CHIARELLO, GUY                                         USA         59,259,452          35.4%
CHIN, EAN  WAH                                       Malaysia      59,258,392          35.4%
CHIRLS, CATHERINE E.                                   USA         59,258,794          35.4%
CHORBAJIAN-DEPOL, ANNE                                 USA         59,259,072          35.4%
CHURCHOUSE, FREDERICK  P.                          New Zealand     59,258,392          35.4%
CHUTTER, JESSICA  C.                                   USA         59,259,424          35.4%
CITRINO, MARY  ANNE                                    USA         59,259,422          35.4%
CLARK,  JONATHAN  M.                                   USA         59,258,952          35.4%
CLARK, MAYREE  C.                                      USA         59,260,322          35.4%
CLARK, WILLIAM  THOMAS                                 USA         59,262,918          35.4%
CLEMENTE  LA BRUM,  J. PAUL                            USA         59,260,836          35.4%
CLEPHANE, THOMAS  P.                                   USA         59,259,740          35.4%
CLIFFORD,  KENNETH  F.                                 USA         59,259,484          35.4%
COBBY, NIGEL                                            UK         59,262,938          35.4%
COHAN,  TIMOTHY  P.                                    USA         59,260,074          35.4%
COHEN, BRUCE  L.                                       USA         59,259,722          35.4%
COHEN, DAVID  L.                                       USA         59,259,784          35.4%
COHEN, LAWRENCE  H.                                    USA         59,259,466          35.4%
COLBY-JONES, LISA  R.                                  USA         59,259,826          35.4%
COLE, JAMES  S.                                        USA         59,259,616          35.4%
COLEMAN JR,  JOHN  C.                                  USA         59,265,448          35.4%

LINE 1                                         LINE 6         LINE 11              LINE 13
--------------------------------------------------------------------------------------------------
                                                               AGGREGATE         PERCENT OF CLASS
                                                                 AMOUNT           REPRESENTED BY
NAME                                          CITIZENSHIP  BENEFICIALLY HELD    AMOUNT IN LINE 11
---------------------------------------------------------------------------------------------------
COLEY  II,  JAMES  C.                               USA          59,259,456           35.4%
COLOSIMO,  LOUIS  A.                                USA          59,258,792           35.4%
COMFORT, STEPHANIE  G.                              USA          59,258,790           35.4%
CONNOLLY, JOHN D.                                   USA          59,258,392           35.4%
CONNOR, MARY  T.                                    USA          59,259,360           35.4%
COOK, CHARLES R.                                    USA          59,258,392           35.4%
COOPER,  ALASTAIR  W.P.                              UK          59,259,242           35.4%
COOPER,  ANDREW  C.                                 USA          59,259,300           35.4%
COOPER,  SCOTT  H.                                 Canada        59,259,438           35.4%
COOPER, EDITH W.                                    USA          59,258,804           35.4%
CORDNER,  CARTER  W.                                USA          59,259,556           35.4%
CORDY, STEPHEN  C.                                  USA          59,259,460           35.4%
CORKRAN, JO ANN                                     USA          59,258,488           35.4%
CORRADO,  CHRISTOPHER  F.                           USA          59,259,468           35.4%
CORSI, STEFANO                                     Italy         59,258,992           35.4%
CORY, CHARLES  R.                                   USA          59,259,852           35.4%
COX, CHRISTOPHER                                     UK          59,259,720           35.4%
COX, KEVIN C.                                       USA          59,259,246           35.4%
COYNER,  KEVIN  B.                                  USA          59,259,448           35.4%
CRANDALL, TERRANCE  M.                              USA          59,259,642           35.4%
CRAWFORD, STEPHEN S.                                USA          59,259,246           35.4%
CREGAN, JOHN  F.                                    USA          59,259,952           35.4%
CRNKOVICH, PETER  N.                                USA          59,259,776           35.4%
CROFT, ROBERT  G.E.                                  UK          59,260,554           35.4%
CROMPTON, JOHN  D.                                   UK          59,258,854           35.4%
CROWDER, GARRY  B.                                  USA          59,259,694           35.4%
CROWE, MICHAEL  A.                                  USA          59,259,932           35.4%
CRUZ, ZOE                                          Greece        59,260,322           35.4%
CRYSTAL, BRUCE  A.                                  USA          59,259,588           35.4%
CUMMINS, NEIL  A.                                   USA          59,270,556           35.4%
CUNNINGHAM, MICHAEL  JOHN                            UK          59,258,486           35.4%
CUNNINGHAM, PETER                                   USA          59,259,538           35.4%
CURTIS, MICHAEL  S.                                 USA          59,259,350           35.4%
CURTIS, PAUL  D.                                    USA          59,259,378           35.4%
CZINSKY, MICHAEL  J.                                USA          59,259,468           35.4%
D'ANGELO, PETER  J.                                 USA          59,259,988           35.4%
D'ANTONIO,  STEPHEN  H.                             USA          59,259,360           35.4%
DAL LAGO,  FRANK  C.                                USA          59,259,468           35.4%
DANIEL, PAUL  R.                                     UK          59,259,338           35.4%
DAROOKA, PRADIP                                    India         59,258,698           35.4%
DAVIDSON III,  NORTON  A.                           USA          59,273,250           35.4%
DAVIDSON III, JOHN  P.                              USA          59,258,646           35.4%
DAVIDSON, JOHN  H.                                  USA          59,260,248           35.4%
DAVIDSON, RICHARD GAVIN                              UK          59,258,392           35.4%
DAVIS  JR,  JOSEPH  F.                              USA          59,259,794           35.4%
DAVIS, BARRY                                        USA          59,260,056           35.4%

LINE 1                                      LINE 6        LINE 11             LINE 13
-------------------------------------------------------------------------------------------------
                                                         AGGREGATE        PERCENT OF CLASS
                                                           AMOUNT          REPRESENTED BY
NAME                                     CITIZENSHIP  BENEFICIALLY HELD    AMOUNT IN LINE 11
-------------------------------------------------------------------------------------------------
DAWSON, KENNETH  E.                             UK         59,267,140           35.4%
DAY,  JACQUELINE  A.                            UK         59,259,486           35.4%
DE CHAZAL, GUY  L.                             USA         59,261,478           35.4%
DE COTIS, DEBORAH  A.                          USA         59,260,032           35.4%
DE MONTFORT, PIERS                              UK         59,267,606           35.4%
DE REGT, KENNETH  M.                           USA         59,260,254           35.4%
DE SAINT-AIGNAN, PATRICK                       USA         59,260,616           35.4%
DEAN,  GORDON  G.                              USA         59,259,438           35.4%
DEAN, ANGELA  H.                                UK         59,258,690           35.4%
DEDOMENICO, EDWARD J.                          USA         59,258,842           35.4%
DEE, MICHAEL  E.                               USA         59,259,306           35.4%
DELECROIX, MICHEL                               UK         59,259,316           35.4%
DELONG, THOMAS  J.                             USA         59,258,800           35.4%
DEMEURE, THOMAS                              Belgium       59,258,392           35.4%
DENAUT, ANNE S.                                USA         59,258,392           35.4%
DERBES,  RICHARD  A.                           USA         59,315,010           35.5%
DESALVO, MATTHEW  S.                           USA         59,261,444           35.4%
DEY, PETER                                    Canada       59,258,392           35.4%
DHAR, MADHAV                                  India        59,260,936           35.4%
DHAR, VASANT K.                               India        59,258,392           35.4%
DIAZ-PEREZ,  EDUARDO                           USA         59,259,292           35.4%
DICKMAN,  MICHAEL  J.                          USA         59,259,306           35.4%
DINGER,  JEFFREY  E.                           USA         59,259,426           35.4%
DIXON, ROBERT  D.                              USA         59,259,032           35.4%
DOHA,  NASEER                               Bangladesh     59,258,392           35.4%
DONOGHUE,  MICHAEL  J.                         USA         59,259,380           35.4%
DONOVAN,  PETER  J.                            USA         59,259,014           35.4%
DORAN JR,  WILLIAM  M.                         USA         59,260,322           35.4%
DORFMAN, JONATHAN  L.                          USA         59,259,400           35.4%
DOSHI,  MIHIR  J.                             India        59,259,276           35.4%
DRISCOLL, THOMAS P.                            USA         59,258,856           35.4%
DUFF, PHILIP  N.                               USA         59,259,788           35.4%
DUNN, KENNETH B.                               USA         59,258,392           35.4%
DUNO, ALPHONSUS  J.                            USA         59,259,506           35.4%
DYAL, GORDON  E.                               USA         59,259,120           35.4%
EDWARDS, JEFFREY  G.                           USA         59,258,994           35.4%
EIFLER,CARL M.                                 USA         59,258,392           35.4%
ELSESSER, KIM M.                               USA         59,258,884           35.4%
ENGLISH JR,  FRANK  E.                         USA         59,259,988           35.4%
EPSTEIN,  STUART  J.                           USA         59,259,202           35.4%
ERTMAN, ANDREW C.                              USA         59,259,086           35.4%
ESAKI,  HOWARD  Y.                             USA         59,258,764           35.4%
ESQUIVEL, JOSEPHINE R.                         USA         59,258,392           35.4%
ESSER, STEPHEN F.                              USA         59,258,392           35.4%
ESSIG, KARL  P.                                USA         59,262,936           35.4%
ESTES, SUSAN  M.                               USA         59,259,556           35.4%

LINE 1                                           LINE 6       LINE 11             LINE 13
---------------------------------------------------------------------------------------------------
                                                             AGGREGATE        PERCENT OF CLASS
                                                               AMOUNT          REPRESENTED BY
NAME                                          CITIZENSHIP  BENEFICIALLY HELD    AMOUNT IN LINE 11
---------------------------------------------------------------------------------------------------
EVANS, R.  BRADFORD                                  USA         59,260,852          35.4%
EWELL, C.  DANIEL                                    USA         59,259,376          35.4%
FAGEN,  ROBERT  A.                                   USA         59,259,138          35.4%
FALCO,  DOMINICK  F.                                 USA         59,259,096          35.4%
FALLS, AMY C.                                        USA         59,258,524          35.4%
FAN, LINDA  C.                                       USA         59,259,424          35.4%
FANG, KEVIN  S.                                      USA         59,259,244          35.4%
FANLO, IGNACIO  J.                                   USA         59,258,694          35.4%
FARERI, ROBERT                                       USA         59,259,270          35.4%
FAULKNER, JOHN H.                                    USA         59,258,574          35.4%
FAWCETT, AMELIA  C.                                  USA         59,259,536          35.4%
FEDER, ABIGAIL JONES                                 USA         59,259,258          35.4%
FEDERICO,  GIACOMO                                   USA         59,258,764          35.4%
FEELEY,  MARK  J.                                    USA         59,259,406          35.4%
FEENICK, ANTHONY W.                                  USA         59,259,372          35.4%
FEIGELES, EDWARD  M.                                 USA         59,259,294          35.4%
FELDMAN, KIRSTEN  J.                                Canada       59,260,160          35.4%
FELDMANN,  JOEL  P.                                  USA         59,258,574          35.4%
FELIX, RICHARD  B.                                   USA         59,260,706          35.4%
FELT,  RONALD  G.                                    USA         59,259,418          35.4%
FERNANDEZ,  HENRY A.                                 USA         59,259,092          35.4%
FEUERMAN, KURT  A.                                   USA         59,259,660          35.4%
FIEDOREK, BRUCE  D.                                  USA         59,264,884          35.4%
FIELD-MARSHAM, SCOTT R.                               UK         59,258,392          35.4%
FINNEGAN,  DANIEL  M.                                USA         59,259,068          35.4%
FISHER IV,  GEORGE  ROSS                             USA         59,261,522          35.4%
FITZPATRICK,  STEVEN  B.                             USA         59,259,270          35.4%
FLANNERY,  HUGH  J.                                  USA         59,259,130          35.4%
FLEISCHER, SPENCER  C.                               USA         59,267,162          35.4%
FLOOD JR,  EUGENE                                    USA         59,259,642          35.4%
FLYNN, THOMAS  J.                                    USA         59,259,540          35.4%
FOLAND,  STEVEN  R.                                  USA         59,258,584          35.4%
FOLEY, JOSEPH  G.                                    USA         59,258,994          35.4%
FORTIER, MICHAEL ALBERT                              USA         59,258,392          35.4%
FOSTER, CEDRIC  G.                                   USA         59,260,502          35.4%
FOX,  NIGEL                                           UK         59,259,380          35.4%
FRALICK, JAMES  S.                                   USA         59,263,242          35.4%
FRANCESCOTTI, MARIO                                   UK         59,291,472          35.5%
FRANCOIS-PONCET, ANDRE                              France       59,258,392          35.4%
FRANK,  ALEXANDER  C.                                USA         59,259,384          35.4%
FREEMAN, IVAN  K.                                    USA         59,259,580          35.4%
FRIED, PETER  C.                                     USA         59,259,444          35.4%
FRIEDMAN,  CATHERINE  J.                             USA         59,259,438          35.4%
FRIEDMAN, PHILIP  W.                                 USA         59,259,490          35.4%
FRIEND, WARREN  H.                                   USA         59,259,392          35.4%
FROST, RONALD  X.                                    USA         59,259,568          35.4%

LINE 1                                        LINE 6             LINE 11          LINE 13
------------------------------------------------------------------------------------------------
                                                                 AGGREGATE     PERCENT OF CLASS
                                                                  AMOUNT        REPRESENTED BY
NAME                                         CITIZENSHIP     BENEFICIALLY HELD  AMOUNT IN LINE 11
------------------------------------------------------------------------------------------------
FUNG, E. MICHAEL                                 Hong Kong      59,258,392          35.4%
FUREY, JAMES HAMILTON                               USA         59,259,142          35.4%
FUTAKI, AKIFUMI                                    Japan        59,258,392          35.4%
GALE,  ANDREW                                        UK         59,259,294          35.4%
GALGANO, V.  JAMES                                  USA         59,259,560          35.4%
GALPER,  MIRON                                      USA         59,259,562          35.4%
GANDHI, VIKRAM S.                                  India        59,259,116          35.4%
GANTSOUDES,  JAMES  G.                              USA         59,258,632          35.4%
GARBER, VICTOR  S.                                  USA         59,259,876          35.4%
GARDINER, KEVIN LESLIE                               UK         59,258,392          35.4%
GARONZIK, NEAL                                      USA         59,331,638          35.5%
GARRISON, ROBERT E.                                 USA         59,259,364          35.4%
GARTIN, CLINTON  G.                                 USA         59,262,978          35.4%
GARTLAND, ROBERT  F.                                USA         59,260,616          35.4%
GAULT,  BERNARD                                    France       59,258,392          35.4%
GENOVA,  LISA  A.                                   USA         59,259,362          35.4%
GEORGE, PATRICK  ROBERT                            France       59,258,562          35.4%
GEORGE, TIMOTHY  M.                                 USA         59,260,376          35.4%
GERMANY, J. DAVID                                   USA         59,258,392          35.4%
GHAFFARI, PAUL  B.                                  USA         59,258,780          35.4%
GIBB, MICHAEL                                        UK         59,258,392          35.4%
GIBSON, MICHAEL                                 Switzerland     59,258,392          35.4%
GIRSKY, STEPHEN J.                                  USA         59,258,392          35.4%
GLAS, MICHEL  T.                                   France       59,258,454          35.4%
GLASCOTT,  JAMES  D.                                USA         59,259,242          35.4%
GLASER,  WILLIAM A.                                 USA         59,258,868          35.4%
GOLDBERG, ALAN  E.                                  USA         59,260,414          35.4%
GOLDRICH, ROBERT F.                                 USA         59,259,162          35.4%
GOLDSMITH, RICHARD  A.                              USA         59,259,578          35.4%
GOLDSTEIN, CAROL  S.                                USA         59,259,122          35.4%
GOLDSTEIN, ROSS  H.                                 USA         59,259,460          35.4%
GORDON,  DAVID  J.                                  USA         59,258,502          35.4%
GORDON, MARC  W.                                    USA         59,259,636          35.4%
GORMAN, JESSICA G.                                  USA         59,259,414          35.4%
GORT, MICHAEL  A.                                   USA         59,259,572          35.4%
GOULD III,  RICHARD  G.                             USA         59,279,902          35.5%
GRAHAM, GILLES                                       UK         59,258,392          35.4%
GRAHAM, JAMES  R.                                 Ireland       59,260,794          35.4%
GRAY,  STEPHEN  E.                                   UK         59,259,130          35.4%
GRAY, GORDON  S.                                    USA         59,260,616          35.4%
GREENBERG,  EDWARD  M.                              USA         59,258,936          35.4%
GREENSHIELDS, SIMON                                  UK         59,259,856          35.4%
GREENWALD, JAMIE                                    USA         59,258,392          35.4%
GREMONT, ARNAUD  JEAN-MARIE                        France       59,258,392          35.4%
GRISHAM,  JAMES  WAYNE                              USA         59,259,536          35.4%
GROGAN, MATTHEW J.                                  USA         59,258,488          35.4%

LINE 1                                              LINE 6       LINE 11            LINE 13
---------------------------------------------------------------------------------------------------
                                                                AGGREGATE       PERCENT OF CLASS
                                                                  AMOUNT         REPRESENTED BY
NAME                                             CITIZENSHIP  BENEFICIALLY HELD   AMOUNT IN LINE 11
---------------------------------------------------------------------------------------------------
GROHSKOPF  JR, ROBERT  H.                              USA       59,259,318           35.4%
GRONQUIST,  CATHERINE  D.                              USA       59,260,706           35.4%
GROS, FRANCISCO  R.A.                                 Brazil     59,258,392           35.4%
GRUPPO,  DAVID  M.                                     USA       59,258,392           35.4%
GRZECZKA,  KEITH  L.                                   USA       59,259,364           35.4%
GULLEY,  MARK  R.                                      USA       59,259,522           35.4%
GUTHEIM, PAUL  G.                                      USA       59,259,556           35.4%
GYE, DAVID  H.                                          UK       59,258,392           35.4%
HADDAD,  MICHAEL  D.                                   USA       59,259,292           35.4%
HAFFNER, LYNN  CARLOS                                  USA       59,261,152           35.4%
HAGER,  FRANCIS  J.                                    USA       59,259,432           35.4%
HAGIN, ROBERT L.                                       USA       59,258,392           35.4%
HAHN, JOHN C.                                          USA       59,259,078           35.4%
HALL II,  PERRY  E.                                    USA       59,263,414           35.4%
HALL, C.  BARROWS                                      USA       59,260,322           35.4%
HAMADA, TOSHIYUKI                                     Japan      59,258,392           35.4%
HAMILTON,  PETER  F.                                   USA       59,259,554           35.4%
HAMMOND, PAUL                                           UK       59,258,392           35.4%
HANEY, WILLIAM  C.                                     USA       59,260,654           35.4%
HANLON, JOHN                                           USA       59,258,392           35.4%
HANTHO, MARK  A.                                      Canada     59,258,448           35.4%
HAPPEL,  MICHAEL  A.                                   USA       59,259,306           35.4%
HARA, FUSAO                                           Japan      59,258,392           35.4%
HARDIE, IAIN RICHARD                                    UK       59,258,392           35.4%
HARDING,  WILLIAM  J.                                  USA       59,258,436           35.4%
HARDY,  MICHAEL  W.                                    USA       59,259,376           35.4%
HARLAND, CHRISTOPHER  M.                               USA       59,259,712           35.4%
HARMAN, WILLIAM  R.                                    USA       59,260,076           35.4%
HARMS, JR., THOMAS K.                                  USA       59,259,200           35.4%
HARPE,  MICHAEL  G.                                   Canada     59,259,438           35.4%
HARRINGTON, ANNA  R.                                   USA       59,258,722           35.4%
HARRISON, MARK  E.                                      UK       59,260,482           35.4%
HARVEY, ELLEN D.                                       USA       59,258,392           35.4%
HASSEN, THOMAS  E.                                     USA       59,260,284           35.4%
HATFIELD, JAY D.                                       USA       59,259,246           35.4%
HAVENS, JOHN  P.                                       USA       59,260,322           35.4%
HAY, MARIANNE  LAING                                    UK       59,258,520           35.4%
HAYASHI, KAZUSHI                                      Japan      59,258,392           35.4%
HAYES,  MICHAEL  A.                                     UK       59,258,920           35.4%
HAYES, DAVID  L.                                       USA       59,259,068           35.4%
HAYTHE, DAVID  O.                                      USA       59,266,746           35.4%
HEANEY,  MICHAEL  C.                                   USA       59,259,294           35.4%
HEDLUND, MATS MIKAEL                                  Sweden     59,258,490           35.4%
HEGGLIN, DANIEL  R.                                 Switzerland  59,267,820           35.4%
HEMEL,  ERIC  I.                                       USA       59,259,012           35.4%
HENDEL,  STUART  J.                                    USA       59,259,228           35.4%

LINE 1                                           LINE 6        LINE 11            LINE 13
------------------------------------------------------------------------------------------------
                                                              AGGREGATE       PERCENT OF CLASS
                                                                AMOUNT          REPRESENTED BY
NAME                                           CITIZENSHIP  BENEFICIALLY HELD   AMOUNT IN LINE 11
------------------------------------------------------------------------------------------------
HENDRY,  DANIELE  N.                               Switzerland    59,258,392           35.4%
HENNEMUTH, BRUCE W.                                   USA         59,259,460           35.4%
HEPBURN, JOHN  K.                                    Canada       59,285,020           35.5%
HERSHY,  ROBERT  J.                                   USA         59,259,278           35.4%
HERSKOVITZ,  MICHAEL  D.                              USA         59,258,562           35.4%
HEYES, RICHARD  C.                                     UK         59,258,392           35.4%
HIGGINS,  MICHAEL  J.                                 USA         59,259,370           35.4%
HIGGINS, WILLIAM  X.                                  USA         59,259,896           35.4%
HILL II,  JOSEPH  W.                                  USA         59,260,106           35.4%
HILZENRATH, EUGENE  B.                                USA         59,259,448           35.4%
HINTZ, CHARLES  B.                                    USA         59,260,024           35.4%
HIRSCH, STEVEN  E.                                    USA         59,259,564           35.4%
HIRST, JULIAN CLEMENT                                  UK         59,258,392           35.4%
HOCH,  JAMES  S.                                      USA         59,259,438           35.4%
HOCH, KENNETH  C.                                     USA         59,259,532           35.4%
HOFFEN, HOWARD I.                                     USA         59,259,246           35.4%
HOFFMAN, MICHAEL  C.                                  USA         59,259,420           35.4%
HOLLIHAN III,  JOHN  P.                               USA         59,259,692           35.4%
HOLLINGER, REGINALD J.                                USA         59,259,240           35.4%
HOLM, ERIC R.                                         USA         59,258,392           35.4%
HOLZSCHUH, JEFFREY  R.                                USA         59,259,766           35.4%
HONG,  JUN  K.                                        USA         59,258,770           35.4%
HOSLER, C. WILLIAM                                    USA         59,259,102           35.4%
HSIEH,  JACKSON                                       USA         59,258,508           35.4%
HU,  WEI-CHUNG BRADFORD                              Taiwan       59,259,208           35.4%
HUFFMAN, RANDALL C.                                   USA         59,259,298           35.4%
HULLAR, JOHN  P.                                      USA         59,259,954           35.4%
HUMPHERY,  MARYE  L.                                   UK         59,258,392           35.4%
HUNEKE III,  JOHN  H.                                 USA         59,259,742           35.4%
HUNTLEY, KRISTEN  S.                                  USA         59,259,376           35.4%
IKEHARA, SUSUMU                                      Japan        59,258,392           35.4%
IMANISHI, JUN                                        Japan        59,258,392           35.4%
IMRIE, BRIAN  C.                                     Canada       59,258,392           35.4%
IP, HONSUM                                         Hong Kong      59,258,392           35.4%
IRISH,  JOHN  S.                                      USA         59,259,208           35.4%
ISASI, LUIS                                          Spain        59,260,404           35.4%
IVES, BRUCE  S.                                       USA         59,259,824           35.4%
JACKSON, ALAN                                      New Zealand    59,258,392           35.4%
JACOBS,  DAVID  A.                                    USA         59,258,710           35.4%
JAMES, GEORGE  MICHAEL                                USA         59,274,868           35.4%
JAMES, MELISSA E.                                     USA         59,259,208           35.4%
JANER, RAGNAR  L.                                     USA         59,258,644           35.4%
JANSON, MICHAEL  M.                                   USA         59,262,252           35.4%
JODKA, JONATHAN D.                                    USA         59,259,044           35.4%
JOHANSSON,  JERKER  M.                               Sweden       59,259,062           35.4%
JOHNSON,  MARGARET  KINSLEY                           USA         59,259,204           35.4%

LINE 1                                      LINE 6         LINE 11              LINE 13
-------------------------------------------------------------------------------------------------
                                                          AGGREGATE         PERCENT OF CLASS
                                                            AMOUNT           REPRESENTED BY
NAME                                      CITIZENSHIP   BENEFICIALLY HELD    AMOUNT IN LINE 11
-------------------------------------------------------------------------------------------------
JOHNSON, DAVID                                   USA         59,265,482            35.4%
JOHNSON, NICHOLAS  G.                             UK         59,258,392            35.4%
JOHNSON, R. SHELDON                              USA         59,260,414            35.4%
JOHNSON, THEODORE J.                             USA         59,258,392            35.4%
JONES, ALAN  K.                                  USA         59,258,656            35.4%
JONES, DONALD  J.                                USA         59,259,482            35.4%
JONES, MARGARET  K.                              USA         59,259,328            35.4%
JONES, ROBERT  W.                                USA         59,263,616            35.4%
JOSEPH, RAVINDRA J.                           Sri Lanka      59,259,374            35.4%
JOUHAR,  KELVIN  JAN                              UK         59,258,392            35.4%
JOYCE JR, RICHARD  E.                            USA         59,259,372            35.4%
JUTERBOCK, THOMAS  M.                            USA         59,260,884            35.4%
KAGEYAMA, TOSHIJI                               Japan        59,258,464            35.4%
KAITO, MASAO                                    Japan        59,258,392            35.4%
KAMEN, ERIC  M.                                  USA         59,259,864            35.4%
KAMINS, HAROLD  W.                               USA         59,259,206            35.4%
KANAMITSU, YASUO                                Japan        59,258,392            35.4%
KANELLITSAS, JOHN A.                             USA         59,258,956            35.4%
KANI, TAKEO                                     Japan        59,258,392            35.4%
KARCHES, PETER  F.                               USA         59,260,876            35.4%
KARETSKY, SAMUEL                                 USA         59,258,392            35.4%
KARY, MARK  R.                                    UK         59,258,392            35.4%
KASANOFF,  KATHRYN  JONAS                        USA         59,259,372            35.4%
KASSIN, PHILIP                                   USA         59,259,750            35.4%
KATSIHTIS,  PAUL E.                              USA         59,259,198            35.4%
KAUFFMAN,  RICHARD  L.                           USA         59,258,836            35.4%
KAYELLO, SAMMY                                 Lebanon       59,258,392            35.4%
KEANE,  MICHAEL  DAVID                            UK         59,258,392            35.4%
KEELER, JR., PAUL J.                             USA         59,258,886            35.4%
KEEP, ANN                                         UK         59,258,392            35.4%
KELLEHER,  COLM  THOMAS                           UK         59,259,260            35.4%
KELLEY,  SEAN  P.                                USA         59,259,116            35.4%
KELLEY, SCOTT  M.                                USA         59,259,376            35.4%
KELLY, GEORGE  J.                                USA         59,259,756            35.4%
KELLY, TIMOTHY  D.                               USA         59,259,486            35.4%
KENT,  DAVID  S.                              Australia      59,258,392            35.4%
KENT, CLAIRE                                      UK         59,258,392            35.4%
KENT, RONALD  S.                                  UK         59,263,086            35.4%
KEY, NIGEL R.                                    USA         59,258,392            35.4%
KHADJAVI,  LAYA                                 Iran         59,259,332            35.4%
KIDWELL,  JEFFREY  S.                            USA         59,259,500            35.4%
KIHLE, DAG                                      Norway       59,258,392            35.4%
KIMAK, MARK  M.                                  USA         59,259,592            35.4%
KIMBALL JR., RICHARD A.                          USA         59,259,246            35.4%
KIMBALL, PAUL  G.                                USA         59,260,616            35.4%
KIMEDA, TOSHIO                                  Japan        59,258,426            35.4%

LINE 1                                            LINE 6           LINE 11           LINE 13
---------------------------------------------------------------------------------------------------
                                                                 AGGREGATE       PERCENT OF CLASS
                                                                  AMOUNT          REPRESENTED BY
NAME                                          CITIZENSHIP    BENEFICIALLY HELD   AMOUNT IN LINE 11
---------------------------------------------------------------------------------------------------
KINDRED, JONATHAN  B.                                USA         59,259,580            35.4%
KING, NANCY A.                                       USA         59,259,098            35.4%
KING, WILLIAM T.                                     USA         59,259,148            35.4%
KINGSTON  III,  DOUGLAS  P.                          USA         59,259,378            35.4%
KINKEAD, BRIAN  M.                                   USA         59,259,438            35.4%
KINMONT, ALEXANDER                                    UK         59,258,392            35.4%
KIRKLAND, DEREK  G.                                  USA         59,259,510            35.4%
KISHIMOTO, SATOSHI                                  Japan        59,259,110            35.4%
KITTS, ROBERT  W.                                    USA         59,258,706            35.4%
KLAEDTKE, PATRICK G.                               Germany       59,258,392            35.4%
KLOPPENBORG, ROBERT W.                               USA         59,259,396            35.4%
KOEDERITZ, CANDICE  E.                               USA         59,260,426            35.4%
KOENEN, AUSTIN  V.                                   USA         59,260,228            35.4%
KOERLING, HEINRICH                                 Germany       59,271,248            35.4%
KOHNHORST, ADOLF                                 Netherlands     59,258,392            35.4%
KOLLAR,  JOHN  S.                                    USA         59,258,836            35.4%
KONOLIGE, KIT                                        USA         59,258,558            35.4%
KOON,  MAY                                           USA         59,258,442            35.4%
KOPPENOL,  ROBERT  G.                                USA         59,259,384            35.4%
KOURAKOS JR,  WILLIAM                                USA         59,259,658            35.4%
KOVICH, NICHOLAS J.                                  USA         59,258,392            35.4%
KRAMMER, MARLENE  G.                                 USA         59,259,534            35.4%
KRAUSE, PETER  C.                                    USA         59,264,724            35.4%
KREIDER, STEVEN K.                                   USA         59,258,392            35.4%
KRESSNER, J. THOMAS                                 Sweden       59,263,632            35.4%
KROM III,  FREDERICK  B.                             USA         59,260,056            35.4%
KRONENBERG,  ANNE  C.                                USA         59,259,362            35.4%
KUPFERBERG,  BARRY  D.                               USA         59,259,306            35.4%
KURTZ, PATRICIA  A.                                  USA         59,259,610            35.4%
KUSHMA, DEBRA  A.F.                                  USA         59,259,012            35.4%
KUSHMA, MICHAEL B.                                   USA         59,258,392            35.4%
KWOK,  LIONEL                                     Hong Kong      59,258,392            35.4%
LA ROCHE, ELAINE                                     USA         59,260,616            35.4%
LADD,  SUSAN  C.                                     USA         59,259,460            35.4%
LAFAMAN,  JAMES  T.                                  USA         59,259,344            35.4%
LAIRD, JO BACKER                                     USA         59,259,610            35.4%
LAL,  NAINA                                         India        59,258,392            35.4%
LAMOUNTAIN, JON                                      USA         59,259,618            35.4%
LANCKSWEERT, DOMINIQUE                             Belgium       59,260,176            35.4%
LANDERS JR,  JOHN  Q.                                USA         59,259,284            35.4%
LANDMAN,  DAVID                                      USA         59,259,514            35.4%
LANDRY,  CHRISTINA M.                                USA         59,260,760            35.4%
LANDRY, BRENDA  LEE                                  USA         59,263,940            35.4%
LANGSAM,  JOSEPH  A.                                 USA         59,259,786            35.4%
LAP,  MICHIEL  P.                                Netherlands     59,259,358            35.4%
LARKINS, GARY  T.                                    USA         59,259,754            35.4%

LINE 1                                              LINE 6             LINE 11          LINE 13
-------------------------------------------------------------------------------------------------------
                                                                     AGGREGATE       PERCENT OF CLASS
                                                                       AMOUNT         REPRESENTED BY
NAME                                             CITIZENSHIP     BENEFICIALLY HELD    AMOUNT IN LINE 11
-------------------------------------------------------------------------------------------------------
LARKINS, ROBERT J.                                     USA         59,259,422             35.4%
LARSON,  ERIC  J.                                      USA         59,259,034             35.4%
LASHENDOCK, MICHAEL  J.                                USA         59,259,470             35.4%
LATAINER, GARY  D.                                     USA         59,260,086             35.4%
LATIF,  NADIR S.                                        UK         59,258,392             35.4%
LAXMI, JOHN  S.                                        USA         59,260,156             35.4%
LAYNG, JOHN  G.                                        USA         59,259,588             35.4%
LEACH, BRIAN                                           USA         59,259,614             35.4%
LEBLANC, PAUL  L.                                      USA         59,259,510             35.4%
LEBOWITZ, MICHAEL                                      USA         59,259,486             35.4%
LEFKOWITZ,  ROBERT  M.                                 USA         59,258,936             35.4%
LEIMER,  WILLI  KURT                                  Austria      59,258,392             35.4%
LEIST, STEPHEN                                         USA         59,258,724             35.4%
LEITCH,  DONALD  S.                                    USA         59,259,432             35.4%
LENOWITZ,  SCOTT  J.                                   USA         59,259,178             35.4%
LEVIN, DEBRA  J.                                       USA         59,258,962             35.4%
LEVINE, JOSHUA  S.                                     USA         59,259,700             35.4%
LEVY,  THOMAS  A.                                      USA         59,259,152             35.4%
LEVY, WILLIAM D.                                       USA         59,258,524             35.4%
LEWIS JR,  WILLIAM  M.                                 USA         59,260,322             35.4%
LEWIS,  RICHARD  GRAHAM                                 UK         59,258,392             35.4%
LIANG, JAMES  L.                                       USA         59,258,814             35.4%
LIEBLICH, STEVEN                                       USA         59,259,200             35.4%
LIM,  CHIN  Y.                                       Malaysia      59,258,874             35.4%
LINDSAY,  IAN  E.                                       UK         59,258,962             35.4%
LIPE, L. ALEX                                        Australia     59,258,392             35.4%
LIPPMANN, MARIANNE  J.                                 USA         59,259,550             35.4%
LIPTON, STEPHEN  C.                                     UK         59,259,324             35.4%
LITTLE, JAMES  W.                                      USA         59,259,152             35.4%
LIU,  JIALIN                                          China        59,258,782             35.4%
LIU, ANDREW  Y.S.                                       UK         59,260,322             35.4%
LIU, THEODORE  EM-PO                                   USA         59,258,468             35.4%
LLOYD, CHARLES E.G.                                    USA         59,258,830             35.4%
LLOYD, ELAINE  C.                                      USA         59,259,788             35.4%
LOARIE,  ROBERT  J.                                    USA         59,259,030             35.4%
LOCOSA, LAURA  E.                                      USA         59,259,354             35.4%
LONGO, VICTORIA A.                                     USA         59,258,392             35.4%
LORENTZEN, KENT  R.                                    USA         59,261,776             35.4%
LOURIE, JONATHAN  H.                                   USA         59,259,094             35.4%
LOVOI, JOHN V.                                         USA         59,258,392             35.4%
LUCAYA, JORGE                                         Spain        59,258,524             35.4%
LUMPKINS, DAVID B. D.                                  USA         59,258,550             35.4%
LUND, DAVID                                            USA         59,259,562             35.4%
LUTZ,  MERRITT  M.                                     USA         59,258,440             35.4%
LYCHE, EINAR  OLOF                                    Norway       59,258,392             35.4%
LYCHE, IVER                                            USA         59,259,372             35.4%

LINE 1                                        LINE 6              LINE 11             LINE 13
----------------------------------------------------------------------------------------------------
                                                                  AGGREGATE       PERCENT OF CLASS
                                                                    AMOUNT         REPRESENTED BY
NAME                                        CITIZENSHIP       BENEFICIALLY HELD    AMOUNT IN LINE 11
----------------------------------------------------------------------------------------------------
LYLES JR,  RAY  V.                                USA              59,259,874           35.4%
LYNCH,  ELIZABETH  W.                             USA              59,259,256           35.4%
MACCHIAVERNA,  GLENN  J.                          USA              59,259,108           35.4%
MACDONALD, GAVIN  L.                               UK              59,258,392           35.4%
MACKENZIE, DOUGLAS F.                             USA              59,258,392           35.4%
MACKIN, JOHN  J.                                  USA              59,259,680           35.4%
MAGEE,  STEVEN  G.                                USA              59,259,512           35.4%
MAGUIRE,  J.  ROBERT                              USA              59,259,514           35.4%
MAHON,  JAMES  J.                                 USA              59,261,298           35.4%
MAHONEY, JAMES  P.                                USA              59,259,998           35.4%
MAINEY,  RICHARD  E.                              USA              59,258,466           35.4%
MAIT, MICHELE  M.                                 USA              59,261,022           35.4%
MALONE, CHRISTIAN  B.                             USA              59,259,492           35.4%
MAMDANI,  MAHMOUD  A.                             USA              59,259,448           35.4%
MANGI, JOSEPH  A.                                 USA              59,259,596           35.4%
MANGINO,  GARY  J.                                USA              59,259,484           35.4%
MANSON, CHRISTOPHER  J.J.                         USA              59,258,700           35.4%
MARATOS, JASON  G.                               Greece            59,258,392           35.4%
MARCIN, ROBERT J.                                 USA              59,258,392           35.4%
MARGOLIS, JEFFREY                                 USA              59,258,484           35.4%
MARKS, KENNETH  R.                                USA              59,260,170           35.4%
MARKWALTER  JR,  JOHN  S.                         USA              59,259,254           35.4%
MARTIN,  M.  PAUL                                 USA              59,259,376           35.4%
MARTINEZ,  LOURDES  LINDEN                        USA              59,259,986           35.4%
MASRI, JACK JOSEPH                                 UK              59,258,392           35.4%
MASSEY, STEWART  R.                               USA              59,259,528           35.4%
MASSOT, SYLVAIN  P.                              France            59,259,008           35.4%
MASUCCI, FERDINAND  D.                            USA              59,259,818           35.4%
MATTESON, FREDERICK E.                            USA              59,258,392           35.4%
MAUDE, FRANCIS  ANTHONY                           UK               59,258,392           35.4%
MAXWELL,  PHILIP  MOULTON                      Australia           59,258,392           35.4%
MAYER, KIMBALL  P.                                USA              59,259,340           35.4%
MAYNARD JR,  WALTER                               USA              59,259,816           35.4%
MAYOROS, ALAN  E.                                 USA              59,259,388           35.4%
MAZZILLI, PAUL  J.                                USA              59,263,878           35.4%
MAZZUCCHELLI,  MARCO  G.                         Italy             59,258,392           35.4%
MCALLISTER, DEAN E.                               USA              59,259,176           35.4%
MCARTHUR, JAMES                               New Zealand          59,258,392           35.4%
MCCARTHY,  ANTHONY  P.                            USA              59,259,780           35.4%
MCCOMBE, WILLIAM  D.                           Australia           59,259,552           35.4%
MCCONIGLEY, MICHAEL J.                          Ireland            59,258,392           35.4%
MCCONNELL, JOSEPH  M.                             USA              59,261,510           35.4%
MCDONALD, JAMES W.                                USA              59,258,914           35.4%
MCDONNELL GAIL  P.                                USA              59,258,750           35.4%
MCDONOUGH, PATRICK  J.                            USA              59,259,376           35.4%
MCGEEHAN,  JOHN  D.                               USA              59,259,496           35.4%

LINE 1                                       LINE 6          LINE 11             LINE 13
-------------------------------------------------------------------------------------------------
                                                             AGGREGATE       PERCENT OF CLASS
                                                               AMOUNT         REPRESENTED BY
NAME                                         CITIZENSHIP  BENEFICIALLY HELD   AMOUNT IN LINE 11
-------------------------------------------------------------------------------------------------
MCGUINNESS, NANCY  A.                             USA         59,258,610            35.4%
MCILROY, WILLIAM                                  USA         59,259,154            35.4%
MCINTYRE JR., JOHN P.                             USA         59,258,392            35.4%
MCLAUGHLIN, GREGORY                               USA         59,260,616            35.4%
MCMAHON, WILLIAM  C.                              USA         59,261,664            35.4%
MCMANUS,  THOMAS  M.                              USA         59,258,930            35.4%
MEEKER, MARY  G.                                  USA         59,258,976            35.4%
MELENDEZ, VICTORIA T.                             USA         59,258,596            35.4%
MERRITT,  PETER  G.                               USA         59,259,224            35.4%
METZLER, ROBERT  A.                               USA         59,260,722            35.4%
MEYER,  JOSEPH  F.                                USA         59,259,506            35.4%
MEYER,  ROBERT  L.                                USA         59,259,134            35.4%
MEYER, BRUCE  A.                                  USA         59,262,314            35.4%
MIAO,  EUGENE  A.                                 USA         59,259,368            35.4%
MICHNOWICH, SALVATORE  E.                         USA         59,260,618            35.4%
MILIAS-ST. PETER, MARY ANN                        USA         59,258,392            35.4%
MICIONI, PETER  J.                                USA         59,259,192            35.4%
MILLER, FREDERIC  A.                              USA         59,259,336            35.4%
MILLER, PAUL  S.                                  USA         59,259,662            35.4%
MILUNOVICH,  STEVEN  M.                           USA         59,259,058            35.4%
MIN,  EUOO  SUNG                                 Korea        59,258,392            35.4%
MINTON,  PETER  A.                                USA         59,258,990            35.4%
MINTZ,  DANIEL  R.                                USA         59,259,300            35.4%
MISKOVIC, MAUREEN JANET                            UK         59,258,392            35.4%
MISSETT, BRUCE  M.                                USA         59,259,510            35.4%
MIZEN, GREG  E.                                   USA         59,259,418            35.4%
MIZUNO, TOSHIYA                                  Japan        59,258,392            35.4%
MOELLER, SCOTT  D.                                USA         59,259,714            35.4%
MOLE,  MARIE  L.                                  USA         59,259,316            35.4%
MOLLOY, WILLIAM  S.                               USA         59,260,322            35.4%
MOONIER,  JAMES  F.                               USA         59,259,412            35.4%
MOORE JR,  DONALD  A.                             USA         59,260,616            35.4%
MOORE,DUNCAN CHARLES MCNAUGHT                      UK         59,258,918            35.4%
MORE, DANIEL  B.                                  USA         59,258,706            35.4%
MORGAN, DAVID  H.                                  UK         59,259,896            35.4%
MORPHETT,  JONATHAN  G.                           USA         59,259,838            35.4%
MORTIMER, PATRICK  J.                             USA         59,259,324            35.4%
MOSCATI, LEONARD  F.                              USA         59,259,548            35.4%
MOURRE, MARC                                     France       59,258,592            35.4%
MOZER, FRANCINE  L.                               USA         59,259,544            35.4%
MUELLER III,  JOHN  M.                            USA         59,259,194            35.4%
MULLER, PETER                                     USA         59,258,766            35.4%
MULLER, THOMAS  R.                                USA         59,259,758            35.4%
MULLIN,  SEAN  C.V.                              Canada       59,259,270            35.4%
MUNARI, ANDREA                                   Italy        59,258,392            35.4%
MUNGER, STEPHEN  R.                               USA         59,259,826            35.4%

LINE 1                                       LINE 6           LINE 11            LINE 13
---------------------------------------------------------------------------------------------------
                                                             AGGREGATE         PERCENT OF CLASS
                                                               AMOUNT           REPRESENTED BY
NAME                                         CITIZENSHIP  BENEFICIALLY HELD     AMOUNT IN LINE 11
---------------------------------------------------------------------------------------------------
MURPHY,  DEVIN  I.                                USA         59,258,928              35.4%
MURPHY, CHARLES  W.                               USA         59,259,226              35.4%
MURPHY, DANIEL  H.                                USA         59,259,600              35.4%
MURPHY, DAVID  J.                                 USA         59,259,588              35.4%
MURPHY, KEVIN  C.                                 USA         59,259,446              35.4%
MURRAY,  ANTHONY                                   UK         59,259,054              35.4%
MURRAY,  PETER  J.                                 UK         59,259,204              35.4%
MURRAY, EILEEN  K.                                USA         59,259,770              35.4%
NADOSY, PETER                                     USA         59,260,722              35.4%
NAGRANI, VINEET                                  India        59,258,392              35.4%
NAKADA, KENJI                                    Japan        59,258,392              35.4%
NAKAMURA, HARUO                                  Japan        59,258,392              35.4%
NASON, PETER  G.                                  USA         59,259,100              35.4%
NAYLOR,  MARGARET  P.                              UK         59,259,260              35.4%
NEAMTU, ALEXANDER                                 USA         59,261,634              35.4%
NEEDHAM, PETER  A.                                USA         59,260,150              35.4%
NELSON, THOMAS  R.                                USA         59,262,288              35.4%
NEUBERGER,  MARK  A.                              USA         59,259,166              35.4%
NEUBOHN, NANEEN  H.                               USA         59,260,116              35.4%
NEUWIRTH,  DAVID  N.                              USA         59,259,282              35.4%
NEWCOMB,  PHILIP  V.                              USA         59,259,402              35.4%
NEWHOUSE, STEPHAN  F.                             USA         59,260,414              35.4%
NEWMAN, DAVID  F.                                 USA         59,259,490              35.4%
NICKOLL, BENJAMIN E.                              USA         59,258,392              35.4%
NICOL, DAVID                                       UK         59,264,074              35.4%
NIEHAUS, CHRISTOPHER  J.                          USA         59,259,648              35.4%
NIEHAUS, ROBERT  H.                               USA         59,262,722              35.4%
NOSSEIR, AMR  M.                                  USA         59,259,140              35.4%
NOTLEY,  SEAN  J.                                  UK         59,260,098              35.4%
NOUJAIM, ALEXANDER  J.                            USA         59,259,200              35.4%
NOWLIN,  KEVIN                                    USA         59,258,392              35.4%
O'BRIEN, DONALD  S.                               USA         59,259,548              35.4%
O'BRIEN, JAMES  M.                                USA         59,259,660              35.4%
O'FLYNN, THOMAS  M.                               USA         59,259,422              35.4%
O'FRIEL,  MARK  L.                                USA         59,258,868              35.4%
O'HARE, MICHAEL  T.                               USA         59,259,610              35.4%
O'KEEFE, WILLIAM  B.                              USA         59,259,844              35.4%
O'LEARY, WILLIAM  F.                              USA         59,261,136              35.4%
OBERLIN, DANA  M.                                 USA         59,259,412              35.4%
OCAMPO, EDWARD  J.                                USA         59,259,164              35.4%
OELERICH III, FRANCIS  J.                         USA         59,259,422              35.4%
OKAMURA, KAZUMI NAGASHIMA                        Japan        59,258,392              35.4%
OKUBO, TSUTOMU                                   Japan        59,258,392              35.4%
OKUSU, TAIJI                                     Japan        59,258,392              35.4%
OLESKY,  JONATHAN  D.                             USA         59,259,456              35.4%
OLSEN, WARREN                                     USA         59,259,722              35.4%

LINE 1                                        LINE 6          LINE 11               LINE 13
--------------------------------------------------------------------------------------------------
                                                             AGGREGATE         PERCENT OF CLASS
                                                               AMOUNT           REPRESENTED BY
NAME                                        CITIZENSHIP  BENEFICIALLY HELD      AMOUNT IN LINE 11
--------------------------------------------------------------------------------------------------
ONG, RONALD                                     Singapore      59,258,392          35.4%
ONUMA, TAKASHI                                    Japan        59,258,818          35.4%
OREM,  JOHN  R.                                    USA         59,259,308          35.4%
ORMEROD, MARK                                      UK          59,260,724          35.4%
OSBON, JOHN F.                                     USA         59,259,068          35.4%
OVERLANDER, KEITH  F.                              USA         59,258,926          35.4%
OYARBIDE,  CARLOS  ALFONSO                        Spain        59,258,392          35.4%
OZEKI, TOSHIO                                      USA         59,259,474          35.4%
PACE,  JOANNE                                      USA         59,258,744          35.4%
PACE, PHILLIP                                      USA         59,258,392          35.4%
PAGLIARI, MICHAEL                                   UK         59,259,072          35.4%
PALMIOTTI, JOSEPH  C.                              USA         59,259,254          35.4%
PANDIT, VIKRAM  S.                                 India       59,260,322          35.4%
PANJWANI, RAJU H.                                  USA         59,259,548          35.4%
PANNELL, CAROL  AMANDA                              UK         59,258,392          35.4%
PARENT, MARGARET M.                                USA         59,258,690          35.4%
PARKER, KEVIN  E.                                  USA         59,259,882          35.4%
PARR, GARY  W.                                     USA         59,258,626          35.4%
PASCIUCCO,  GERARD                                 USA         59,259,410          35.4%
PASTRANA,  GEORGE                                  USA         59,258,922          35.4%
PATE, BRUCE  A.                                    USA         59,258,982          35.4%
PATEL, MUKESH  D.                                  USA         59,259,414          35.4%
PATTEN,  VEESWANADEN  R.                        Mauritius      59,258,392          35.4%
PAVONCELLI,  RICCARDO                             Italy        59,259,286          35.4%
PEARSON, SHARON E.                                  UK         59,258,718          35.4%
PECORI GIRALDI, GALEAZZO                          Italy        59,263,336          35.4%
PELGRIFT, JAMES  D.                                USA         59,260,600          35.4%
PELLECCHIO, RALPH  L.                              USA         59,259,908          35.4%
PELOSKY  JR, ROBERT  J.                            USA         59,259,046          35.4%
PENINGTON, MICHAEL                                  UK         59,259,934          35.4%
PENNEY, DAVID J.                                   USA         59,258,392          35.4%
PENWELL,  STEPHEN  B.                              USA         59,259,130          35.4%
PEREIRA,  IAN  C.T.                               Kenya        59,258,900          35.4%
PEREIRA, PAULO  C.                               Portugal      59,258,392          35.4%
PERELLA, JOSEPH R.                                 USA         59,258,736          35.4%
PETERSON,  C. SCOTT                                USA         59,259,236          35.4%
PETERSON, WAYNE  D.                                USA         59,259,458          35.4%
PETERY, ANDRAS  R.                                 USA         59,260,578          35.4%
PETITGAS, FRANCK  R.                               USA         59,258,596          35.4%
PETRI, LAWRENCE  M.                                USA         59,259,568          35.4%
PETRICK, MICHAEL  J.                               USA         59,259,292          35.4%
PETRILLI,  ANTHONY  M.                             USA         59,259,222          35.4%
PETROW, CHRISTOPHER  G.                            USA         59,259,512          35.4%
PHILLIPS, CHARLES E.,JR.                           USA         59,258,392          35.4%
PHILLIPS,  CRAIG  S.                               USA         59,258,690          35.4%
PIDDEN,  ANDREW  F.                                UK          59,259,050          35.4%

LINE 1                                                   LINE 6         LINE 11           LINE 13
-------------------------------------------------------------------------------------------------------------
                                                                       AGGREGATE        PERCENT OF CLASS
                                                                        AMOUNT           REPRESENTED BY
NAME                                                   CITIZENSHIP  BENEFICIALLY HELD    AMOUNT IN LINE 11
-------------------------------------------------------------------------------------------------------------
PIPA, ANDREW C.                                              USA         59,259,514          35.4%
PLACENTRA, DANIEL  R.                                        USA         59,259,282          35.4%
PLATT,  RUSSELL  C.                                          USA         59,259,438          35.4%
POCHTAR, ELAINE  N.                                          USA         59,259,516          35.4%
POKRYWINSKI, JENNIFER A.                                     USA         59,259,020          35.4%
POOR, DAVID  B.                                              USA         59,259,750          35.4%
POPE,  PATRICIA                                              USA         59,259,018          35.4%
PORTE, THIERRY  G.                                           USA         59,264,374          35.4%
PORTOGALLO, RICHARD                                          USA         59,259,572          35.4%
POULOS,  PERRY                                               USA         59,259,466          35.4%
POULTON, ROGER                                                UK         59,259,572          35.4%
PRATT, FRANK  T.                                             USA         59,260,616          35.4%
PRILL, PATRICK                                               USA         59,258,392          35.4%
PRINCE, SCOTT  S.                                            USA         59,259,188          35.4%
PUTCHA, RAMAKRISHNA  N.                                      USA         59,259,586          35.4%
PUTTERMAN,  JULES  B.                                        USA         59,258,996          35.4%
QUARTNER, DOUGLAS  M.                                        USA         59,263,526          35.4%
QUATTRONE, FRANK  P.                                         USA         59,260,054          35.4%
QUERY  JR, JAMES  B.                                         USA         59,259,400          35.4%
RABIN, MICHAEL D.                                            USA         59,258,916          35.4%
RAETTIG, LUTZ                                              Germany       59,258,392          35.4%
RAFFEL,  ANDREAS                                           Germany       59,259,194          35.4%
RAMAKRISHNAN,  GURU  K.                                     India        59,259,270          35.4%
RANDOLPH  III, GUY  D.                                       USA         59,259,334          35.4%
RANKINE, NIGEL  J.                                            UK         59,258,392          35.4%
RANKOWITZ, MICHAEL  L.                                       USA         59,259,898          35.4%
RAULT III,  JOSEPH  M.                                       USA         59,260,090          35.4%
RAVITZ,  LESLIE  C.                                          USA         59,259,092          35.4%
REEKE, GAIL  HUNT                                            USA         59,261,790          35.4%
REFVIK, OLAV  N.                                           Norway        59,259,186          35.4%
REICIN, GLENN M.                                             USA         59,258,644          35.4%
REID,  WILLIAM  R.                                           USA         59,258,916          35.4%
REILLY,  TIMOTHY  B.                                         USA         59,259,588          35.4%
REILLY, CHRISTINE  I.                                        USA         59,259,970          35.4%
REIS,  NORBERT  J.                                         Germany       59,258,392          35.4%
REMEC, MARKO  C.                                             USA         59,259,712          35.4%
RENEHAN, DAVID                                               USA         59,260,578          35.4%
RENTON, STEPHEN                                               UK         59,262,746          35.4%
RESTAINO, PAOLO  ANTHONY                                    Italy        59,258,392          35.4%
REVELLI, PAOLO                                              Italy        59,258,392          35.4%
REYNOLDS, JOHN R.                                            USA         59,258,472          35.4%
REYNOLDS, RALPH  F.                                          USA         59,259,196          35.4%
RICHARD, SCOTT F.                                            USA         59,258,392          35.4%
RICHARDSON, GERALD  P.                                       USA         59,259,618          35.4%
RICHE, EDEN MATTHEW                                           UK         59,258,392          35.4%
RICHTER, MARIA  DEL CARM                                    Panama       59,258,700          35.4%

LINE 1                                                     LINE 6           LINE 11           LINE 13
-------------------------------------------------------------------------------------------------------------
                                                                           AGGREGATE      PERCENT OF CLASS
                                                                            AMOUNT         REPRESENTED BY
NAME                                                    CITIZENSHIP    BENEFICIALLY HELD   AMOUNT IN LINE 11
-------------------------------------------------------------------------------------------------------------
RIEFLER, LINDA  H.                                           USA         59,259,074            35.4%
RIEPER, ALAN  G.                                             USA         59,258,750            35.4%
RILEY,  THOMAS  R.                                           USA         59,259,686            35.4%
ROACH, STEPHEN  S.                                           USA         59,259,688            35.4%
ROBBINS, DAVID  I.                                           USA         59,259,394            35.4%
ROBERT,  PETER                                               USA         59,258,454            35.4%
ROBERTS, JOHN  A.                                             UK         59,259,518            35.4%
ROBEY,  SIMON  C.                                             UK         59,258,392            35.4%
ROBINO, CHRISTOPHER  M.                                      USA         59,259,144            35.4%
ROBINSON,  JOHN  D.                                          USA         59,259,438            35.4%
RODMAN, KEVIN  L.                                            USA         59,259,522            35.4%
ROGER, ROBIN                                                 USA         59,259,244            35.4%
ROGERS,  HARTLEY  R.                                         USA         59,259,084            35.4%
ROHRBACH III,  CLAYTON  J.                                   USA         59,260,722            35.4%
ROLLYSON, MIKEL M.                                           USA         59,258,392            35.4%
ROOKWOOD, MARK  S.                                           USA         59,259,208            35.4%
ROSENTHAL,  ANDREW                                           USA         59,258,774            35.4%
ROSENTHAL,  RICHARD  S.                                      USA         59,259,618            35.4%
ROSENTHAL, NORMAN                                            USA         59,260,014            35.4%
ROWE,  TAMSIN  E.E.                                           UK         59,258,884            35.4%
ROWLEY, ANDREW  F.                                           USA         59,260,106            35.4%
RUDOLPH,  SIMON                                               UK         59,259,218            35.4%
RUNDE, JAMES  A.                                             USA         59,260,636            35.4%
RUSSELL, DAVID A.                                             UK         59,258,392            35.4%
RUSSINELLI,  THOMAS  W.                                      USA         59,259,512            35.4%
RUSSO, STEFANO                                              Italy        59,258,392            35.4%
RYAN,  ROBERT  J.                                           Canada       59,258,856            35.4%
RYDER, CHRISTOPHER                                           USA         59,258,914            35.4%
SACK, JUDITH B.                                              USA         59,258,392            35.4%
SAITO, MAKOTO                                               Japan        59,258,392            35.4%
SAKIMA,  GLENN  J.                                           USA         59,259,354            35.4%
SALANT, MARSHAL  L.                                          USA         59,259,712            35.4%
SALZMAN, JEFFREY  H.                                         USA         59,260,616            35.4%
SAMA, ALOK                                                   USA         59,259,376            35.4%
SANDBERG, BRUCE  R.                                          USA         59,259,594            35.4%
SANDLING III,  M.  JAMES                                     USA         59,259,534            35.4%
SANDO, GREGG STEPHEN                                         USA         59,258,392            35.4%
SANDULLI, RICHARD P.                                         USA         59,258,392            35.4%
SARGENT, ROBERT  A.                                           UK         59,259,860            35.4%
SASAKI, MAMI                                                Japan        59,258,392            35.4%
SATO, YASUO                                                 Japan        59,258,392            35.4%
SAUNDERS, RICHARD  J.                                         UK         59,259,534            35.4%
SAVAGE, LUKE                                                  UK         59,258,392            35.4%
SAXE, SUSAN  E.                                              USA         59,259,542            35.4%
SAXTON, THOMAS  J.                                           USA         59,259,326            35.4%
SCHAAFF JR, HAROLD  J.                                       USA         59,259,440            35.4%

LINE 1                                                     LINE 6           LINE 11           LINE 13
-------------------------------------------------------------------------------------------------------------
                                                                           AGGREGATE      PERCENT OF CLASS
                                                                            AMOUNT         REPRESENTED BY
NAME                                                    CITIZENSHIP    BENEFICIALLY HELD   AMOUNT IN LINE 11
-------------------------------------------------------------------------------------------------------------
SCHEUER, ALAN                                                 USA         59,258,638           35.4%
SCHIAVO, ANTHONY                                              USA         59,258,912           35.4%
SCHIEFFELIN,  ALLISON                                         USA         59,259,198           35.4%
SCHLARBAUM, GARY G.                                           USA         59,258,392           35.4%
SCHLESINGER,  DONALD  E.                                      USA         59,259,184           35.4%
SCHLUETER,  JAMES  B.                                         USA         59,259,390           35.4%
SCHMID, JAMES D.                                              USA         59,258,392           35.4%
SCHMITT, DIETMAR R.                                         Germany       59,258,392           35.4%
SCHNEIDER, DONALD  J.                                         USA         59,259,572           35.4%
SCHUETTLER,  HANS  JOERG                                    Germany       59,258,392           35.4%
SCHWARTZ, RICHARD  C.                                         USA         59,258,636           35.4%
SCOTT, ANDREW  C.                                             USA         59,259,838           35.4%
SCOTT, CHARLES  H.                                             UK         59,258,392           35.4%
SCOTT, ROBERT  G.                                             USA         59,260,876           35.4%
SCURLETIS, DENNIS T.                                          USA         59,258,392           35.4%
SEAH,  KIAT  SENG                                          Singapore      59,258,392           35.4%
SEERY, CHRISTOPHER S.                                         USA         59,258,392           35.4%
SEIGEL, MARK  A.                                              USA         59,262,722           35.4%
SEILER, ALEX W.                                               USA         59,258,452           35.4%
SEKARAN,  RAJAN                                               USA         59,258,496           35.4%
SEN, BIDYUT  C.                                              India        59,260,322           35.4%
SETHI, VINOD  R.                                              USA         59,259,084           35.4%
SEXAUER, STEPHEN  C.                                          USA         59,259,396           35.4%
SHAH, DHIREN  H.                                              USA         59,259,580           35.4%
SHAH, PRAVIN                                                 India        59,258,392           35.4%
SHAPIRO, JOHN  A.                                             USA         59,260,038           35.4%
SHARMA, SUTESH K.                                              UK         59,258,392           35.4%
SHAY, DEWEY  K.                                               USA         59,259,422           35.4%
SHEA,  THOMAS  J.                                             USA         59,259,454           35.4%
SHEA, DENNIS  F.                                              USA         59,260,886           35.4%
SHEAR, NEAL  A.                                               USA         59,260,414           35.4%
SHELTON, RICHARD  DAVID                                       USA         59,259,152           35.4%
SHEN, BING                                                   China        59,259,786           35.4%
SHERVA, DENNIS  G.                                            USA         59,260,722           35.4%
SHORT, MARIUM  A.                                             USA         59,259,600           35.4%
SICA, FRANK                                                   USA         59,260,414           35.4%
SILVER, CAROLINE LOUISE                                        UK         59,258,392           35.4%
SIMONIAN, JON  D.                                             USA         59,265,540           35.4%
SINE, JEFFREY  A.                                             USA         59,259,712           35.4%
SIPPRELLE, DWIGHT  D.                                         USA         59,259,728           35.4%
SIPPRELLE, SCOTT  M.                                          USA         59,259,182           35.4%
SITARZ,  PAUL  J.                                             USA         59,259,574           35.4%
SKERRITT,  SUSAN  E.                                          USA         59,258,476           35.4%
SKIBA, JACK  L.                                               USA         59,259,596           35.4%
SLADKUS, MARK  H.                                             USA         59,259,546           35.4%
SLAINE, DAVID  R.                                             USA         59,259,590           35.4%

LINE 1                                                     LINE 6           LINE 11           LINE 13
-------------------------------------------------------------------------------------------------------------
                                                                           AGGREGATE      PERCENT OF CLASS
                                                                            AMOUNT         REPRESENTED BY
NAME                                                    CITIZENSHIP    BENEFICIALLY HELD   AMOUNT IN LINE 11
-------------------------------------------------------------------------------------------------------------
SLESS,  HENRY  J.                                               UK         59,258,392             35.4%
SMITH,  ROBERT  M.                                             USA         59,258,486             35.4%
SMITH, CHARISSA  H.                                            USA         59,259,496             35.4%
SMITH, JUDITH  A.                                              USA         59,259,990             35.4%
SMITH, MICHAEL  K.                                             USA         59,259,068             35.4%
SMITH, PALMER N.                                               USA         59,258,878             35.4%
SMITH, PAUL  E.                                                USA         59,259,508             35.4%
SMITH, ROBERT M.                                               USA         59,258,392             35.4%
SONNENBORN, MONROE  R.                                         USA         59,259,998             35.4%
SORELL,  MICHAEL                                               USA         59,259,100             35.4%
SORREL,  LAWRENCE  B.                                          USA         59,259,438             35.4%
SOTER, ARTHUR  P.                                              USA         59,260,386             35.4%
SPECTOR,  ALVIN  H.                                            USA         59,260,094             35.4%
SPELLMAN, MICHAEL  F.                                          USA         59,259,642             35.4%
SPENCE, ANTHONY  D.                                             UK         59,258,864             35.4%
SPENCER, CORDELL G.                                           Canada       59,259,208             35.4%
SPINGARDI, TOMASO                                             Italy        59,258,392             35.4%
SPITZLEY, RAY  L.                                              USA         59,258,708             35.4%
SPOSITO, CLAUDIO                                              Italy        59,258,392             35.4%
STEIN,  JENS-PETER                                           Germany       59,258,674             35.4%
STEINBERG, DAVID L.                                            USA         59,258,962             35.4%
STEWART,  TIMOTHY  DONALD                                    Australia     59,258,392             35.4%
STEWART, JOHN  R.                                              USA         59,260,036             35.4%
STOLTZ, MURRAY C.                                              USA         59,258,392             35.4%
STONE, DUNCAN  R.                                               UK         59,258,728             35.4%
STONEHILL, CHARLES                                              UK         59,265,442             35.4%
STOTT, PETER                                                    UK         59,262,796             35.4%
STRAUS, JOHN  A.                                               USA         59,259,812             35.4%
STRONG,  WILLIAM  H.                                           USA         59,258,952             35.4%
STRUBLE, K.  LYNN  MEDLIN                                      USA         59,259,414             35.4%
STUDZINSKI, JOHN  J.                                           USA         59,265,910             35.4%
STURZENEGGER, RONALD  D.                                       USA         59,259,422             35.4%
STUX, IVAN  E.                                                 USA         59,259,786             35.4%
STYNES, JAMES  B.                                              USA         59,261,286             35.4%
SUGIO, KUNIHIKO                                               Japan        59,258,392             35.4%
SUZUKI,  HIROHIKO                                             Japan        59,258,392             35.4%
SWEENEY,  FRANCIS  J.                                          USA         59,259,490             35.4%
SWIFT, RICHARD  W.                                             USA         59,259,906             35.4%
SZILASI, WILLIAM  J.                                           USA         59,259,818             35.4%
TABAH, MARC                                                   France       59,259,176             35.4%
TAGGART, RICHARD  G.                                           USA         59,259,324             35.4%
TAKACS, THOMAS P.                                              USA         59,259,170             35.4%
TAKASEKI, HITOSHI                                             Japan        59,258,392             35.4%
TAKASUGI, TETSUO                                              Japan        59,259,136             35.4%
TANNER, JAMES  L.                                              USA         59,266,540             35.4%
TARADASH, MICHAEL  H.                                          USA         59,259,208             35.4%

LINE 1                                                   LINE 6            LINE 11           LINE 13
-------------------------------------------------------------------------------------------------------------
                                                                         AGGREGATE      PERCENT OF CLASS
                                                                           AMOUNT         REPRESENTED BY
NAME                                                  CITIZENSHIP     BENEFICIALLY HELD   AMOUNT IN LINE 11
-------------------------------------------------------------------------------------------------------------
TARAS, RAYMOND C.                                             USA         59,259,398          35.4%
TARIKA, ROGER  C.                                             USA         59,259,752          35.4%
TAUBMAN,  PAUL  J.                                            USA         59,259,488          35.4%
TAYLOR, DAVID  J.                                             USA         59,259,360          35.4%
TELL, MARTIN  R.                                              USA         59,259,294          35.4%
THARNSTROM, CHARLES  A.                                       USA         59,259,384          35.4%
THEES, THOMAS  M.                                             USA         59,259,608          35.4%
THIVIERGE, ANN D.                                             USA         59,259,186          35.4%
THOMAS, OWEN  D.                                              USA         59,259,386          35.4%
THOMAS, PAUL                                                   UK         59,258,392          35.4%
THOMAS, PHILIP  M.                                             UK         59,260,336          35.4%
THOMAS, RICHARD  H.                                            UK         59,260,678          35.4%
THORMAN,  WALTER  E.                                          USA         59,259,500          35.4%
TIERNEY,  RAYMOND  M. III                                     USA         59,258,536          35.4%
TILLEY, JAMES  A.                                            Canada       59,260,414          35.4%
TIMMINS, DAVID JOHN                                            UK         59,258,392          35.4%
TOMINAGA,  HIROSHI                                           Japan        59,258,392          35.4%
TOPPER, DAVID  J.                                             USA         59,259,826          35.4%
TOROP, ROBERT                                                 USA         59,259,366          35.4%
TORY, MICHAEL ALEXANDER                                      Canada       59,258,392          35.4%
TOWSE, ROBERT  C.                                             USA         59,260,282          35.4%
TRACY, JOHN  M.                                               USA         59,259,526          35.4%
TRAPP,  GORAN  PAR                                           Sweden       59,258,392          35.4%
TRAUBER, STEPHEN M.                                           USA         59,258,392          35.4%
TRENCHARD,  DAVID  F.                                          UK         59,258,674          35.4%
TSAI,  ANDREW  S.                                          Hong Kong      59,258,392          35.4%
TUFARIELLO, ANTHONY  B.                                       USA         59,259,304          35.4%
TULP,  ALLAN  J.                                              USA         59,259,556          35.4%
TURNBULL, MICHAEL G.                                           UK         59,258,392          35.4%
TWIST, CAROLYN  M.                                             UK         59,259,378          35.4%
TYNAN, BRENDAN TIMOTHY                                         UK         59,265,820          35.4%
UPTON, NANCY B.                                               USA         59,259,628          35.4%
UVA,  MICHAEL  D.                                             USA         59,259,560          35.4%
VALEIRAS, HORACIO A.                                          USA         59,258,392          35.4%
VADALA JR,  CHARLES  F.                                       USA         59,260,426          35.4%
VAN AMSON,  GEORGE  L.                                        USA         59,258,770          35.4%
VAN DYKE  V, HENRY                                            USA         59,259,422          35.4%
VAN NIEUWENHUIZEN, JAN  L.                                Netherlands     59,258,550          35.4%
VANCE, SETH W.                                                USA         59,258,392          35.4%
VANDERCAR,  ERIC  M.                                          USA         59,259,340          35.4%
VAROLI,  CORRADO  P.                                         Canada       59,259,218          35.4%
VAUGHAN, GREGORY  V.                                          USA         59,259,068          35.4%
VIVEASH, THOMAS  F.                                            UK         59,269,874          35.4%
VON ARENTSCHILDT, CHARLES                                     USA         59,259,780          35.4%
VON NATHUSIUS, FRIEDRICH                                    Germany       59,258,392          35.4%
VON SCHRODER, BENEDIKT                                      Germany       59,259,298          35.4%

LINE 1                                                     LINE 6            LINE 11           LINE 13
---------------------------------------------------------------------------------------------------------------
                                                                           AGGREGATE      PERCENT OF CLASS
                                                                             AMOUNT         REPRESENTED BY
NAME                                                    CITIZENSHIP     BENEFICIALLY HELD   AMOUNT IN LINE 11
---------------------------------------------------------------------------------------------------------------
VON UFFEL, GEORGE  KURT                                         USA        59,259,346           35.4%
VONDERHEIDE,  MARK  L.                                          USA        59,258,706           35.4%
VOREYER, ROBERT  J.                                             USA        59,259,318           35.4%
VOUTE, GUSTAVE  A.                                          Netherlands    59,260,864           35.4%
VRCELJ,  STEVAN                                              Australia     59,258,392           35.4%
WADSWORTH JR,  JOHN  S.                                         USA        59,260,876           35.4%
WAGER,  MALCOLM                                                  UK        59,259,340           35.4%
WAGNER, GLENN  N.                                               USA        59,259,052           35.4%
WAHL, FREDERICK  J.                                             USA        59,259,338           35.4%
WAKAMOTO,  HIDENORI                                            Japan       59,258,392           35.4%
WALKER,  SIR  DAVID  ALAN                                        UK        59,258,470           35.4%
WALLACE,  EILEEN  S.                                            USA        59,259,504           35.4%
WALSH JR,  FREDERICK  R.                                        USA        59,259,922           35.4%
WALSH, MARK  K.                                                 USA        59,259,548           35.4%
WALSH, NELSON S.                                                USA        59,259,154           35.4%
WANG,  HUEY  C.                                                 USA        59,258,392           35.4%
WARD, J.  STEVEN                                                 UK        59,266,180           35.4%
WARNER, PHILIP  WARD                                            USA        59,259,934           35.4%
WARREN,  DAVID  R.                                              USA        59,258,574           35.4%
WASSON, DAVID  F.                                               USA        59,259,576           35.4%
WATERS, STEPHEN  M.                                             USA        59,260,630           35.4%
WATSON, GORDON  O.                                              USA        59,259,486           35.4%
WAXMAN, SCOTT                                                   USA        59,259,018           35.4%
WEAVER,  IAN  L.                                                 UK        59,259,020           35.4%
WEBER,  JON  F.                                                 USA        59,258,936           35.4%
WEBLEY, JOHN                                                     UK        59,261,370           35.4%
WEIANT,  WILLIAM  M.                                            USA        59,258,538           35.4%
WEINHOFFER, JOSEPH C.                                           USA        59,258,392           35.4%
WELLEMEYER, JOHN  C.                                            USA        59,267,354           35.4%
WENDELL, JONATHAN  P.                                           USA        59,259,712           35.4%
WESTERFIELD,  JOHN                                              USA        59,258,868           35.4%
WESTERINK, ERIK  J.                                         Netherlands    59,258,454           35.4%
WESTON,  MICHAEL  A.                                        New Zealand    59,260,472           35.4%
WHALEN,  PATRICK  J.                                            USA        59,259,060           35.4%
WHITE,  WILLIAM  H.                                             USA        59,259,270           35.4%
WHITE, KATHLEEN  E.                                             USA        59,258,622           35.4%
WHITEHAND, ROBERT  C.                                            UK        59,273,228           35.4%
WHITTINGTON, MARNA C.                                           USA        59,258,392           35.4%
WIEN, BYRON  R.                                                 USA        59,260,578           35.4%
WILLIAMS, A. MORRIS                                             USA        59,258,392           35.4%
WILLIAMS, JEFFREY  P.                                           USA        59,260,414           35.4%
WILLIAMS, T. DEAN                                               USA        59,258,392           35.4%
WILLNER, ANDREW  D.                                              UK        59,258,392           35.4%
WILSON, KIRK  R.                                                USA        59,259,580           35.4%
WINNINGTON-INGRAM,  REBECCA  S.                                  UK        59,258,990           35.4%
WINTERS, PHILIP  W.                                             USA        59,259,852           35.4%

LINE 1                                                     LINE 6            LINE 11           LINE 13
---------------------------------------------------------------------------------------------------------------
                                                                           AGGREGATE      PERCENT OF CLASS
                                                                             AMOUNT         REPRESENTED BY
NAME                                                    CITIZENSHIP     BENEFICIALLY HELD   AMOUNT IN LINE 11
---------------------------------------------------------------------------------------------------------------
WIPF,  THOMAS  G.                                             USA           59,259,494           35.4%
WISCOMB, THOMAS  T.                                           USA           59,260,600           35.4%
WOLKOWITZ, BENJAMIN                                           USA           59,261,346           35.4%
WOOD, JEROME  C.                                              USA           59,259,962           35.4%
WOOLFORD, ANDREW  K.                                          USA           59,258,812           35.4%
WOOLWORTH JR,  RICHARD  G.                                    USA           59,259,906           35.4%
WORLEY, RICHARD B.                                            USA           59,258,392           35.4%
WRIGHT II, WILLIAM  H.                                        USA           59,259,340           35.4%
XU, ZIWANG                                                   China          59,258,392           35.4%
YAFFE, RANDY  S.                                              USA           59,259,492           35.4%
YAMADA, HARUNOBU                                             Japan          59,259,110           35.4%
YAMAGUCHI, MASAHIRO                                          Japan          59,258,392           35.4%
YAMAMOTO, TAKATOSHI                                          Japan          59,258,392           35.4%
YAMANE,  STEVEN  K.                                           USA           59,259,476           35.4%
YANKOU, THOMAS  J.                                            USA           59,259,292           35.4%
YATES, MARTIN J.                                               UK           59,259,386           35.4%
YOSHIDA,  HIDEO                                              Japan          59,258,392           35.4%
YOUNG,  HARRISON                                              USA           59,258,786           35.4%
YUKI, KOHEI                                                  Japan          59,258,392           35.4%
ZAOUI, MICHAEL  A.                                          France          59,261,548           35.4%
ZAUMSEIL, BRICE  W.                                           USA           59,259,894           35.4%
ZHANG, SONGYI                                               Hong Kong       59,258,540           35.4%
ZIAI,  YOUSSEF                                                 UK           59,258,916           35.4%
ZICHERMAN, JOSEPH  R.                                         USA           59,259,158           35.4%
ZICK JR, ALFORD  E.                                           USA           59,259,416           35.4%
ZORN, ERNEST  P.                                              USA           59,259,444           35.4%
ZUCKERT,  MICHAEL                                             USA           59,259,506           35.4%

ITEM 1. SECURITY AND ISSUER.

     This statement relates to the Common Stock, par value $1.00 per share (the "Shares"), of Morgan Stanley Group Inc., a Delaware corporation (the "Company"). The address of the principal executive office of the Company is 1585 Broadway, New York, New York 10036.

     The Share information contained in this Amendment No. 24 has been adjusted to reflect a 2-for-1 common stock split effected in the form of a 100% stock dividend that was paid on January 26, 1996 to holders of record on January 16, 1996.

ITEM 2. IDENTITY AND BACKGROUND.

     (a)-(c), (f) The cover sheets to this statement and Appendix A hereto contain the names of the persons (the "Reporting Persons") who beneficially own Shares that are subject to the voting and any disposition restrictions set forth in (1) the employee Stockholders' Agreement and/or any of the Plan Agreements or
(2) the MAS Agreements, all as described in Item 6, to which such persons are party to and on whose behalf this filing is made. The cover sheets to this statement and Appendix A provide the name, citizenship and aggregate amount beneficially held by each Reporting Person. The business address of each of the Reporting Persons is 1585 Broadway, New York, NY 10036.

     (d)-(e) No Reporting Person during the last five years has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The Shares held by the Reporting Persons are beneficially owned pursuant to one or more of the following:

     (1) Pursuant to the recapitalization (the "Recapitalization") effective February 14, 1986 in which holders of the Company's then outstanding privately-held common stock and non-cumulative preferred stock received Shares, and holders of the Company's outstanding $8 cumulative senior preferred stock received shares of $8 Cumulative Convertible Preferred Stock, stated value $100 per share (the "Convertible Preferred Shares"), all of which were subsequently converted into Shares (the Shares beneficially owned pursuant to such Recapitalization (including through the conversion of the Convertible Preferred Shares) being referred to herein as "Recapitalization Shares");

     (2) Pursuant to participation in the Company's 1986 Stock Option Plan (the "Option Plan"), the Company's Performance Unit Plan (the "PUP Plan"), the Company's 1988 Equity Incentive Compensation Plan (the "Equity Incentive Plan") and/or the Morgan Stanley U.K. Group Profit Sharing Scheme (the "U.K. Profit Sharing

          Scheme") and/or similar employee benefit plans or arrangements (the Option Plan, the PUP Plan and the Equity Incentive Plan are referred to collectively as the "Plans", and the Shares beneficially owned pursuant to participation in such Plans and the U.K. Profit Sharing Scheme being referred to herein as "Benefit Plan Shares");

     (3) Pursuant to the acquisition of Shares as part of the purchase price paid to certain of the Reporting Persons (the "Former MAS General Partners") in respect of the sale on January 3, 1996 of their general partnership interests in Miller Anderson & Sherrerd, LLP, a Pennsylvania registered limited liability partnership ("MAS"), to Morgan Stanley Asset Management Holdings Inc., an indirect wholly owned subsidiary of the Company ("MSAMHI") (such Shares being referred to herein as the "MAS Shares"); and

     (4) Pursuant to privately negotiated or open market transactions (the Shares beneficially owned pursuant to such transactions being referred to herein as "Separately Acquired Shares").

     In addition, many of the Reporting Persons are participants in the Morgan Stanley Group Inc. and Subsidiaries Employee Stock Ownership Plan (the "ESOP"), under which they have been allocated shares of the Company's ESOP Convertible Preferred Stock (the "ESOP Stock"). Shares of ESOP Stock are convertible into Shares, and shares of ESOP Stock are entitled to vote on all matters submitted to a vote of the holders of Shares, voting together with the holders of Shares as one class, all as described more fully below.

     Each Reporting Person's Recapitalization Shares, if any, were acquired in exchange for such Person's shares of the Company's privately-held common stock and non-cumulative preferred stock and/or as a result of the conversion of the Convertible Preferred Shares; each Reporting Person's Benefit Plan Shares and shares of ESOP Stock, if any, were acquired pursuant to the terms of the Plans, the U.K. Profit Sharing Scheme and the ESOP in consideration of services rendered and, in the case of Shares to be acquired pursuant to an exercise of options granted under a Plan will be acquired by payment of the exercise price of the option; each MAS General Partner's MAS Shares were acquired as part of the purchase price paid in connection with the sale of their general partnership interests in MAS as described above; and for each Reporting Person's Separately Acquired Shares, if any, were acquired by payment of personal funds or as a gift.

ITEM 4. PURPOSE OF TRANSACTION.

RECAPITALIZATION SHARES

     The Recapitalization was effected as of February 14, 1986, and the Recapitalization Shares were acquired in order to facilitate an initial public offering of the Shares. Prior to the Recapitalization, the then Managing Directors and Principals of Morgan Stanley & Co. Incorporated, a subsidiary of the Company, owned all of the Company's common stock. After the Recapitalization and the initial public offering of the Shares, such Managing Directors and Principals (as a group) owned approximately 79% of the Company's Shares, the voting and disposition of which were subject to the Stockholders' Agreement (defined below in Item 6). The voting and disposition restrictions currently applicable to the Recapitalization Shares are discussed in Item 6.

BENEFIT PLAN SHARES

     Subsequent to May 2, 1991 up to an aggregate of 48,000,000 Shares may be issued pursuant to the Plans.

     Each of the Plans is administered by the Compensation Committee of the Board of Directors (the "Compensation Committee"), which selects the particular eligible persons who will receive awards under the Plans and determines the size and terms of such awards. The Compensation Committee consists of at least three disinterested persons.

     OPTION PLAN

     The purpose of the Option Plan is to provide an incentive to certain Managing Directors, Principals, officers, key employees and consultants of the Company and its subsidiaries ("Certain Personnel") to remain in the employ of the Company and such subsidiaries and to increase their interest in the success of the Company by offering them an opportunity to obtain a proprietary interest in the Company through the grant of options to purchase Shares. The Option Plan provides for the issuance of incentive stock options ("Incentive Stock Options") which meet the requirements of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), options that are not qualified under the Code ("Nonqualified Options" and collectively with the Incentive Stock Options, the "SOP Options") and stock appreciation rights. To date only Nonqualified Options have been granted under the Option Plan.

     The exercise price of a SOP Option may not be less than 100% of the fair market value of the Shares subject to the SOP Option as of the grant date, as determined by the Compensation Committee. A SOP Option becomes exercisable at a rate of one-third of the number of Shares covered by such SOP Option grant after each of the first three anniversaries of the date of grant, unless the Compensation Committee otherwise provides. All SOP Options, other than Incentive Stock Options, are required to expire within 10 years and one day of the date of grant.

     The individual option agreement entered into by any Reporting Person pursuant to the Option Plan (an "Option Agreement") contains restrictions on voting and disposition of any Shares acquired pursuant to the Option Plan that are similar to the restrictions applicable to the Recapitalization Shares (as discussed in Item 6).

     The Option Plan will terminate upon the earlier of (i) the adoption of a resolution of the Board of Directors authorizing its termination and (ii) March 21, 1996.

     PUP PLAN

     The purpose of the PUP Plan is to benefit and advance the interests of the Company and its subsidiaries by rewarding Certain Personnel for their contributions to the financial success of the Company and thereby motivate them to continue to make such contributions in the future by awarding performance units (the "Performance Units") whose value is determined by reference to earnings per share of the Shares over a stated period of time.

   The value of a Performance Unit is equal to the Company's consolidated earnings per share (as determined by the Compensation Committee in accordance with the terms of the PUP Plan) during the period commencing on the first date of the Company's fiscal quarter which includes the date as of which a Performance Unit is awarded (the "Base Date") and ending on the earlier of (i) the last day of the Company's fiscal year which includes the date on which such Performance Unit is awarded and (ii) the last day of the Company's fiscal quarter in which a participant's employment is terminated by reason of death, long-term disability or retirement, or to such other date as is determined by the Compensation Committee (the "Valuation Date"). After the value of Performance Units is determined, such value generally will be distributed to the recipient in equal installments on or as soon as practicable following each of the first and second anniversaries of the Valuation Date. The PUP Plan provides that 50% of each installment of such value is paid in Shares, and the balance is paid in cash, although the Compensation Committee may increase the percentage paid in cash or in Shares.

   The individual PUP Plan agreement entered into by a Reporting Person pursuant to the PUP Plan (a "PUP Agreement") contains restrictions on voting and disposition of any shares acquired that are similar to the restrictions applicable to the Recapitalization Shares (as discussed in Item 6).

   The PUP Plan will terminate upon the earlier of (i) the adoption of a resolution of the Board of Directors terminating such Plan and (ii) March 21, 1996.

   EQUITY INCENTIVE PLAN

   The purpose of the Equity Incentive Plan is to attract, retain and motivate Certain Personnel, to compensate them for their contributions to the growth and profits of the Company and to encourage ownership by them of Shares. Awards under the Equity Incentive Plan may be in the form of Shares ("Restricted Shares"), stock units ("Stock Units") and/or options to purchase Shares ("EIP Options"). Shares issued pursuant to the Equity Incentive Plan may, in the discretion of the Compensation Committee, be made subject to the same voting restrictions that are set forth in the Stockholders' Agreement and in the Option Agreement and PUP Agreement (as discussed in Item 6).

   Under the terms of the Equity Incentive Plan, the Compensation
Committee may grant Restricted Shares, valued at a discount (not to exceed 50%) of fair market value as of the date of grant (a "Stock Award"), in lieu of, or in addition to, all or a portion of a participant's cash incentive compensation for a particular year. A participant may be allowed to elect to receive a portion of this award in the form of EIP Options (an "Option Award") or to receive additional Shares or options in lieu of some or all of the cash portion of his compensation. Awards may also be made in the form of Stock Units representing the number of Shares a participant would otherwise have been eligible to receive under a Stock Award (a "Stock Unit Award"). A participant may also elect to receive Stock Units in lieu of some or all of the cash portion of his compensation.

   An Option Award entitles the participant to acquire a specified number of Shares at an exercise price of no less than 50% of fair market value on the date of the award, as determined by the Compensation Committee. EIP Options vest and become exercisable in accordance with a schedule established by the Compensation Committee. The exercise price may be paid in cash or Shares or a combination thereof. The ability to pay the EIP Option exercise price in Shares would, unless prohibited by the Compensation Committee, enable an optionee to engage in a series of successive stock-for-stock exercises of EIP Options and thereby fully exercise EIP Options with little or no cash investment by the optionee. Option Awards expire not later than ten years from the date of award.

   The Equity Incentive Plan will terminate upon the earlier of (i) the adoption of a resolution of the Board of Directors and (ii) May 4, 1999.

   U.K. PROFIT SHARING SCHEME

   Shares purchased on behalf of certain Reporting Persons pursuant to the U.K. Profit Sharing Scheme are purchased with profit-sharing awards and are held pursuant to the terms of the U.K. Profit Sharing Scheme for investment purposes. Such Shares are not subject to the restrictions on voting and disposition contained in the Stockholders' Agreement (as defined in Item 6).

MAS SHARES

   The acquisition of MAS by MSAMHI (together with two of its affiliates) was effected on January 3, 1996, and the MAS Shares were acquired by the Former MAS General Partners as part of the purchase price paid in connection with the sale of their general partnership interests in MAS. The voting and disposition of the MAS Shares are subject to the MAS Agreements (as defined below in Item
6). The voting and disposition and other restrictions currently applicable to the MAS Shares are discussed in Item 6.

SEPARATELY ACQUIRED SHARES

   Separately Acquired Shares are held by Reporting Persons for investment purposes. Such Shares are not subject to the restrictions on voting and disposition contained in the Stockholders' Agreement or the Plan Agreements (as defined in Item 6).

ESOP STOCK

   Shares of ESOP Stock are allocated to each participant in the ESOP on December 31 in each year. Each share of ESOP Stock is convertible into Shares by the trustee of the ESOP at any time prior to the date fixed for redemption of the ESOP Stock at an initial conversion rate of one share of ESOP Stock to two Shares, which rate is subject to adjustment. On the date hereof the conversion price per share at which such two Shares will be issued upon conversion of any shares of ESOP Stock is $35.88 (subject to adjustment).

   The ESOP Stock is redeemable at the Company's option at $35.88 per share (subject to adjustment) plus accrued dividends at any time after September 19, 2000 and prior thereto under certain circumstances at specified prices. The Company may pay the redemption price of the ESOP Stock in cash, in Shares or a combination thereof. Neither ESOP Stock nor Shares issued to participants in the ESOP are subject to the restrictions on voting and disposition contained in the Stockholders' Agreement or the Plan Agreements.

                                     * * *

   Except for (i) the possible acquisition from time to time of additional Separately Acquired

Shares for investment purposes and (ii) the acquisition of Shares issued by the Company in the ordinary course of business pursuant to the Plans and the U.K. Profit Sharing Scheme, none of the Reporting Persons has any plans or proposals which relate to or would result in their acquisition of additional Shares.

   Subject to the restrictions described in Item 6, dispositions of Shares by Reporting Persons may be made from time to time pursuant to (i) Rule 144 under the Securities Act of 1933, as amended (the "Act"), (ii) a registration statement filed under the Act or (iii) any available exemption from registration under the Act, and in accordance with the individual investment objectives of the Reporting Person disposing of such Shares.

    Except as previously described in this Item 4, the Reporting Persons as a group do not have any plans or proposals that relate to or would result in any of the matters described in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

   (a) Items (11) and (13) of the cover page for each of the Reporting
Persons are hereby incorporated by reference. As of the date of this report, the Reporting Persons as a group may be deemed to beneficially own an aggregate of 59,258,392 Shares, or approximately 35.4%, which represents a .70% increase from the amount reported in Amendment No. 23. Since Amendment No. 23, the Company granted awards under the Equity Incentive Plan (principally in connection with fiscal 1995 awards which commenced vesting on January 2, 1996) and issued Shares in respect of awards previously granted to Japanese local employees; the Reporting Persons' beneficial ownership of Shares, after accounting solely for such grants and issuances and changes in the number of total shares outstanding, increased by approximately 1.6%. On January 3, 1996, the acquisition of MAS by MSAMHI (together with two of its affiliates) was effected and the MAS Shares were acquired by the Former MAS General Partners as part of the purchase price paid in connection with the sale of their general partnership interests in MAS; the Reporting Persons' beneficial ownership of Shares, after accounting solely for the acquisitions of the MAS Shares and changes in the number of total shares outstanding, increased by approximately 1%. In addition, since Amendment No. 23, the retirement or termination of certain employees became effective with the result that they are no longer Reporting Persons, certain Reporting Persons' disposed of Shares and the voting restrictions relating to Shares that were issued to certain retired or terminated employees upon the conversion of Stock Units previously awarded under the Equity Incentive Plan lapsed; the Reporting Persons' beneficial ownership of Shares, after accounting solely for such retired or terminated employees, dispositions and conversions and changes in the number of total Shares outstanding, decreased by approximately 1.9%. The Reporting Persons as a group hereby disclaim beneficial ownership of any Shares held by any Reporting Person as to which such Reporting Person has sole voting and dispositive power. Each Reporting Person hereby disclaims beneficial ownership of any Shares which may be deemed to be beneficially owned by other Reporting Persons as members of a group.

   Except as described in Schedule I, no Reporting Person has the right to acquire Shares within 60 days from the date hereof.

   (b) Items (7) - (10) of the cover page or the information provided on Appendix A for each of the Reporting Persons are hereby incorporated by reference.

   (c) Except as described in Schedule II, no Reporting Person has effected any transactions in any Shares during the past 60 days.

   (d)  None.

   (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

   Reporting Persons who own Recapitalization Shares have entered into a Stockholders' Agreement dated as of February 14, 1986 (the "Stockholders' Agreement") (Exhibit A hereto) which contains restrictions regarding the voting and disposition of the Recapitalization Shares. Pursuant to the terms of the Plans, the Compensation Committee has required that certain participants in such Plans enter into agreements that place restrictions on the voting and disposition of Shares acquired pursuant to such Plans similar to those restrictions set forth in the Stockholders' Agreement. Reference is hereby made to the terms of the agreements or certificates that impose such restrictions pursuant to the Plans (collectively, the "Plan Agreements"), the forms of which are included as Exhibits E, F, H, I, and J. Reporting Persons who own MAS Shares have entered into a Purchase Agreement dated as of June 29, 1995, as amended (the "MAS Purchase Agreement"), the relevant provisions of which relating to transfer and other restrictions with respect to the MAS Shares are described under "MAS Shares" below, and have executed (or agreed to become subject to) voting agreements (the "MAS Voting Agreements" (substantially in the form of Exhibit L hereto) and collectively with the MAS Purchase Agreement, the "MAS Agreements"), that place restrictions on voting and disposition of the MAS Shares that are substantially similar to restrictions contained in the Plan Agreements. The following descriptions are qualified in their entirety by reference to the Stockholders' Agreement, the Plan Agreements and the MAS Voting Agreements.

VOTING RESTRICTIONS AND ARRANGEMENTS

   Each of the individuals listed on the cover pages to this report and Appendix A hereto is a party to one or more of the Stockholders' Agreement and the Plan Agreements and, in the case of the Former MAS General Partners, the MAS Agreements. Pursuant to the voting restrictions contained in the Stockholders' Agreement, the Plan Agreements and the MAS Voting Agreements, the Reporting Persons, prior to any vote of the stockholders of the Company at a meeting called with respect to any corporate action or before action is taken by written consent, may vote all Shares subject to the voting restrictions in a preliminary vote in such manner as each Reporting Person may determine in his sole discretion (the "Preliminary Vote"). At the subsequent stockholders' meeting or in connection with any action taken by written consent, the Reporting Persons must then vote all such Shares on the matter at issue in accordance with the vote of the majority of the Shares present and voting in the Preliminary Vote. Reporting Persons who cease to be employed by the Company or any of its subsidiaries on or prior to the date of the Preliminary Vote do not participate in the Preliminary Vote.

   Recipients of Stock Awards are entitled to exercise voting rights with respect to the Shares underlying such awards upon receipt of such awards. On March 6, 1991 the Company established a trust (the "Trust") pursuant to the Trust Agreement between the Company and State Street Bank and Trust Company, as Trustee (the "Trustee"), dated March 5, 1991 (the "Trust Agreement") (Exhibit K) pursuant to which the Shares that correspond to Stock Unit Awards are placed in the Trust pending vesting and conversion. Subject to the Company's right to amend or terminate the Trust at any time, the terms of the Trust Agreement permit the active employees of the Company who are holders of Stock Units (other than Certain Personnel in certain non-U.S. jurisdictions as described below) to direct the vote of the Shares held in the Trust for purposes of the Preliminary Vote. In accordance with the terms of the Voting Agreement between the Trustee and the Company dated March 5, 1991 (Exhibit L), the Trustee has the obligation to vote the Shares held in the Trust in accordance with the result of the Preliminary Vote.

   Holders of ESOP Stock are entitled to vote on all matters submitted to a vote of the holders of Shares, voting together with the holders of Shares as one class. Each share of ESOP Stock is entitled to the number of votes equal to
1.35 times the number of Shares into which such share of ESOP Stock could be converted on the record date for such vote. Each Reporting Person who is a participant in the ESOP has the ability to instruct the trustee of the ESOP how to vote the shares of ESOP Stock allocated to his account. In addition, unallocated shares of ESOP Stock are voted by the trustee on a pro rata basis with the instructions received with respect to the allocated ESOP Stock.

RESTRICTIONS ON DISPOSITION AND OTHER ARRANGEMENTS

   The Stockholders' Agreement presently permits each Reporting Person that is a party thereto to dispose of Recapitalization Shares and/or Shares acquired pursuant to the Option Plan and PUP Plan (together with the Recapitalization Shares, "Total Restricted Stock") in the following amounts:

                                        % of Total Restricted Stock
         Age at Date of Sale                Permitted to be Sold__
         -------------------             ---------------------------

            35 through 38                             10%
            39 through 42                    Additional 10%
            43 through 46                    Additional 10%
            47 through 49                    Additional 10%
            50 and above                     Additional 10%

   If a Reporting Person ceases to be an employee of the Company or any of its subsidiaries, the Stockholders' Agreement permits such Reporting Person to dispose of his Recapitalization Shares without restriction. Reporting Persons may dispose of their Total Restricted Stock Shares at any time, in any amount regardless of the foregoing restrictions, with the consent of the Board of Directors of the Company.

   For information on disposition and other restrictions applicable to the MAS Shares, see "MAS Shares" below.

   OPTION PLAN

   The transfer restrictions contained in the Option Agreements permit the transfer, at any time, without restriction, of only that number of Shares having a value equal to the excess of the fair market value (as of the date of exercise) of the Shares acquired upon exercise over the aggregate amount paid upon exercise multiplied by the highest statutory federal, state, local and foreign tax rates at the time of exercise (but in no event greater than 50% of such excess). The balance of the Shares acquired upon the exercise of such SOP Options will be transferable only in accordance with a schedule, substantially similar to that contained in the Stockholders' Agreement, that permits the transfer of a number of such Shares representing a specified percentage of the total number of Shares held by the optionee that are subject to restrictions and according to the optionee's age. If a Reporting Person ceases to be an employee of the Company or any of its subsidiaries, these transfer restrictions will no longer apply to Shares acquired pursuant to the Option Plan.

   The Compensation Committee has adopted certain additional and/or different terms and conditions for the grant of options ("U.K. Options"), including SOP Options, to Certain Personnel under the jurisdiction of the United Kingdom. Any Shares issued, or issuable, upon exercise of U.K. Options, however, are not subject to voting or disposition restrictions.

   PUP PLAN

   Pursuant to the PUP Agreements, Performance Units that have been awarded through the date hereof provide that Shares received thereunder will be transferable only in accordance with a schedule, substantially similar to that contained in the Stockholders' Agreement, that permits the transfer of a number of such Shares representing a specified percentage of the total number of Shares held by the recipient that are subject to restrictions and according to the recipient's age. If a Reporting Person ceases to be an employee of the Company or any of its subsidiaries, these transfer restrictions will no longer apply to the Shares acquired pursuant to the PUP Plan. Shares issued to Certain Personnel under the jurisdiction of the United Kingdom, however, are not subject to voting or disposition restrictions.

   EQUITY INCENTIVE PLAN

   A participant will vest in any Stock Awards, Stock Unit Awards or Option Awards, the restrictions on the transferability of Restricted Shares will lapse, any EIP Options awarded will become exercisable and Stock Units will convert into Shares all in accordance with a schedule established by the Compensation Committee. The Compensation Committee may, however, accelerate the vesting of any award, the lapse of restrictions on the transferability of any Restricted Shares, the date on which any EIP Option awarded first becomes exercisable and the date on which Stock Units convert into Shares. Prior to vesting and the lapse of restrictions on transferability, none of the awards under the Equity Incentive Plan may be sold, assigned, exchanged or transferred, pledged, hypothecated or otherwise disposed of or encumbered. Certain awards under the Equity Incentive Plan, whether vested or unvested, are also subject to forfeiture in circumstances specified by the Compensation Committee.

   Recipients of Stock Awards are entitled to receive dividends with respect to Shares underlying such awards upon receipt of such awards. Recipients of Stock Unit Awards are entitled to receive dividend equivalent amounts prior to receipt of Shares.

   The Company may require a participant to pay a sum to the Company or, pursuant to reduced Share delivery provisions, the Company may retain the number of Shares having an

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equivalent value as may be necessary to cover any taxes or charges imposed with respect to property or income received by a participant pursuant to the Equity Incentive Plan. In addition, upon conversion of Stock Units into Shares or exercise of EIP Options, the Company may withhold a number of Shares sufficient to satisfy any obligation a participant owes to the Company resulting from any payment made on the participant's behalf under the tax equalization program for expatriate employees.

   From time to time the Compensation Committee has adopted certain additional and/or different terms and conditions for the grant of Stock Awards and Stock Unit Awards to Certain Personnel in certain non-U.S. jurisdictions (including to Japanese local employees or expatriates working in Japan) to permit such persons to qualify for favorable tax treatment under, or otherwise to comply with, the laws of such non-U.S. jurisdictions. In such cases the Company may not issue Shares corresponding to Stock Units and recipients may not have the ability to vote or the underlying Shares may not be subject to the restrictions on voting described under "Voting Restrictions and Arrangements" above. The Compensation Committee also has adopted certain additional and/or different terms and conditions for the grant of Option Awards (including U.K. Options) to Certain Personnel in certain non-U.S. jurisdictions in order to permit such persons to qualify for favorable tax treatment under the laws of such non-U.S. jurisdictions.

   U.K. PROFIT SHARING SCHEME

   The U.K. Profit Sharing Scheme provides that Shares awarded to the participants are held by a trustee in the name and on behalf of each participant for a period of two years from the date of such award (the "Retention Period"). Each participant is fully vested in, and is the beneficial owner of, the shares held on his behalf as of the award date of the Shares. During the Retention Period, a participant may not assign, pledge or otherwise dispose of such Shares; however, a participant is able to instruct the trustee how to vote such Shares on his behalf.

   MAS SHARES

   The MAS Shares are subject to the following transfer and other restrictions under the MAS Purchase Agreement. The MAS Shares issued to each Former MAS General Partner generally vest in accordance with the following vesting schedule:

        (i) one-sixth of such shares vested on January 3, 1996 (the "MAS Closing Date"); and

        (ii) one-sixth of such shares shall vest on each of the next five succeeding anniversaries of the MAS Closing Date (each date referred to in this clause (ii), a "Vesting Date");

provided, that no shares registered in the name of any Former MAS General Partner shall vest on any Vesting Date unless such Former MAS General Partner is actively employed by Morgan Stanley Asset Management Inc. ("MSAM") on such Vesting Date pursuant to an employment agreement with MSAM, unless such failure to be so employed is (a) as a result of such Former MAS General Partner's death or disability, or (b) as a result of the termination of such Former MAS General Partner's employment by MSAM without "Cause" or by the Former MAS General Partner for "Good Reason," as such terms are defined in such employment agreement. Notwithstanding the

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

foregoing, in the case described in clause (b) of the foregoing proviso, the continued vesting of shares as aforesaid shall be subject to the Former MAS General Partner's continued compliance with the noncompetition, nonsolicitation and confidentiality provisions of his or her employment agreement with MSAM for a period of one year from the date of termination of employment, or if shorter, for a period from the date of termination of employment to December 1, 2000. If the Former MAS General Partner does not comply continuously with the provisions for such period, any remaining unvested shares shall be forfeited as of the date of the first failure to so comply. Any shares so vested shall thereafter be free of any such vesting requirements, and any shares which are so forfeited shall be returned to the Company. Prior to vesting, all MAS Shares shall be nontransferable. Sales of vested MAS Shares by a Former MAS General Partner will also be subject to the Company's internal rules and policies applicable from time to time with respect to shares of common stock held by officers of the Company or its affiliates.

   In accordance with the MAS Voting Agreements, so long as a MAS General Partner is an employee of the Company or any of its subsidiaries, such MAS General Partner will be subject to the voting restrictions and procedures described in the first paragraph under "Voting Restrictions and Arrangements" above in this Item 6.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

   Certain of the following exhibits, as indicated parenthetically, were previously filed as exhibits to registration statements or reports filed by the Company under the Securities Act of 1933 or the Securities Exchange Act of 1934, respectively, or reports filed by the Reporting Persons under the Securities Exchange Act of 1934 and are hereby incorporated by reference to such statements or reports.

Exhibit A    Stockholders' Agreement dated February 14, 1986 among certain
             Reporting Persons and the Company (Annual Report on Form 10-K for the fiscal year ended January 31, 1993).

Exhibit B    Morgan Stanley Group Inc. Performance Unit Plan, as amended and restated to date (Annual Report on Form 10-K for the fiscal year ended January 31, 1993).

Exhibit C    Morgan Stanley Group Inc. 1986 Stock Option Plan, as amended and restated to date (Annual Report on Form 10-K for the fiscal year ended January 31, 1993).

Exhibit D    Trust Deed and Rules of the Morgan Stanley International Profit
             Sharing Scheme (approved under the Finance Act 1978 as amended), dated 12 November, 1987, of Morgan Stanley Group Inc., Morgan
             Stanley International and Noble Lowndes Settlement Trustees Limited
             (Annual Report on Form 10-K for the fiscal year ended January 31, 1993).

Exhibit E    Form of Award Agreement Under the Morgan Stanley Group Inc.
             Performance Unit Plan (Registration Statement on Form S-8 (No. 33-
             42464)).

Exhibit F    Form of Nonqualified Stock Option Agreement Under the Morgan
             Stanley Group Inc. 1986 Stock Option Plan (Registration Statement on Form S-8 (No. 33-42464)).

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

Exhibit G    Morgan Stanley Group Inc. 1988 Equity Incentive Compensation Plan,
             as amended and restated to date (Annual Report on Form 10-K for the fiscal year ended January 31, 1993).

Exhibit H    Form of Stock Unit Certificate Under the Morgan Stanley Group Inc.
             1988 Equity Incentive Compensation Plan (Previously filed as
             Exhibit V with Amendment No. 5 to Schedule 13D dated December 31,
             1990).

Exhibit I Form of Stock Option Certificate Under the Morgan Stanley Group Inc. 1988 Equity Incentive Compensation Plan (Previously filed as Exhibit W with Amendment No. 5 to Schedule 13D dated December 31,
             1990).

Exhibit J    Form of Voting Agreement Under the Morgan Stanley Group Inc. 1988
             Equity Incentive Compensation Plan (Previously filed as Exhibit X with Amendment No. 5 to Schedule 13D dated December 31, 1990).

Exhibit K    Trust Agreement between Morgan Stanley Group Inc. and State Street
             Bank and Trust Company dated March 5, 1991 (Annual Report on Form
             10-K for the fiscal year ended January 31, 1993).

Exhibit L    Voting Agreement among Morgan Stanley Group Inc., State Street Bank and Trust Company and Other Persons Signing Similar Agreements dated March 5, 1991 (Annual Report on Form 10-K for the fiscal year ended January 31, 1993).

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

                                  Schedule I

                           RIGHTS TO ACQUIRE SHARES

   As of April 23, 1996 (60 days from February 23, 1996), 1,088 Reporting Persons have the right to acquire 11,706,262 Shares pursuant to the exercise of options. No Reporting Person individually has options presently exercisable covering more than 1% of the Shares outstanding as of the date hereof.

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

                                  Schedule II

                             RECENT TRANSACTIONS*

   During the last 60 days, 107 Reporting Persons sold an aggregate of 821,516 shares at average prices ranging from $40.50 to $42.125 per Share, and/or effected a transfer by gift of an aggregate of 67,338 Shares. Such sales were effected pursuant to exemptions under the Securities Act of 1933, as amended. During such period, no Reporting Person individually disposed of a number of Shares exceeding 1% of the Shares outstanding.

   During such period, no Reporting Person individually acquired Shares in excess of 1% of the Shares outstanding.

- ---------------------
* The share information contained herein has been adjusted to reflect a 2-for-1 common stock split effected in the form of a 100% stock dividend that was paid on January 26, 1996 to holders of record on January 16, 1996.

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

                                   Signature

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 23,  1996

                                  By:  /s/ Ralph L. Pellecchio
                                       -----------------------
                                         Ralph L. Pellecchio
                                         Attorney-in-Fact

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